46

Follow-Up Materials

06012663

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
APR 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-2 FISCAL YEAR: ____

(03/94)

RECEIVED
2006 APR -6 P 12:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 5, 2006

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 5, 2006 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 5, 2006 attached hereto (also see Item 1. above).

ADB

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2-4, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) Second Floor Yamato Seimei Bldg., 1-7 Uchisaiwaicho 1-Chome, Chiyoda-Ku, Tokyo 100-0011, Japan, tel: +813 3504 3160, fax: +813 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, USA, tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Except as otherwise indicated, other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 5, 2006

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2005, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 64 members. ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, inclusive social development, and good governance. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, grants, technical assistance, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.7% of total shares), People's Republic of China (6.5%), India (6.4%), and Australia (5.8%). Twenty-two ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.8% of ADB's total subscribed capital and 58.8% of total voting power.

Equity: ADB's members have subscribed to $50,163 million of capital, $3,528 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $8,848 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $24,454 million were denominated in 17 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2005 were equivalent to 61.0% of such ceiling or 54.3% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2005 was $109 million, as compared to $431 million in 2004 representing an annualized return of 0.30% (1.18% - 2004) on its average earning assets. Net income for 2005 before FAS 133 adjustment was $416 million, as compared to $390 million in 2004 representing an annualized return of 1.15% (1.07% - 2004) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $39,071 million. 96.4% of ADB ordinary operations loans have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and 3.6% to the private sector. ADB has not suffered any losses of principal in its public sector ordinary operations loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its public sector loans but these have not been material to ADB's operations. One public sector loan with principal outstanding of $2 million remained in non-accrual status. A loan loss provision of $2 million has been made for such loan.

ADB's lending policy limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees to no more than the sum of total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2005 were equivalent to 68.3% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its reserves with those of its outstanding loans. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $11,244 million and $9,339 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $9,296 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties and has entered into collateral arrangements with them.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty rests on three pillars: pro-poor, sustainable economic growth, inclusive social development, and good governance for effective policies and institutions.

As of December 31, 2005, ADB had 64 members consisting of 46 regional members, including Japan, Australia, and New Zealand, providing 63.4% of its capital, and 18 nonregional members, comprising the United States, Canada and 16 European countries, providing 36.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2005, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.4% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2005 are set forth in *Appendix VII of the Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan.

The principal office of ADB is located in Manila, Philippines. ADB has 27 other offices, including 19 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; a field office in Almaty, Kazakhstan; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. As of December 31, 2005, ADB had a staff of 2,456 from 53 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein).

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities - Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. ADB complies with Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities", and its related amendments (collectively referred to as "FAS 133"). ADB's selected financial data are shown in *Table 1*.

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. Compliance with hedge accounting would impose undue constraints on future borrowing, loan, and hedge programs and would likely detract from minimizing the cost of borrowings, which ADB believes is more important. Accordingly, ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings, and certain investments are recorded at carrying value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position.

ADB therefore presents two supplemental financial reports on the basis of current value and pre-FAS 133 to better reflect ADB's financial position and risk management. The information presented in the supplemental financial reports are unaudited. Application of consistent approaches in these reports allow for better analysis for management information and decision making.

Discussion and Analysis of Current Value

The unaudited Condensed Current Value Balance Sheets in *Table 2* present estimates of the economic value of ADB's financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cashflows by applying the appropriate market data. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of current value adjustments. For details see *Tables 3 and 4*.

Unaudited Condensed Current Value Balance Sheets

Loans and Related Swaps: Most loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has not suffered a loss on public sector loans, except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loan's contractual terms.

The positive adjustment of $1 billion indicates that the average interest on loans, on an after swap basis is higher than ADB would currently originate on similar loans.

Investments and Related Swaps: Under both the statutory and current value basis, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $35 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity investments: Under both statutory and current value basis, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or for investments where ADB has the ability to exercise significant influence, or (iii) at cost less impairment, which represents a fair approximation of the current value.

Receivables from members: These consist of unrestricted and restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $359 million unfavorable current value adjustment in *Table 4* is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Unaudited Condensed Current Value Income Statements

The total current value adjustment of $322 million ($173 million in 2004) in *Table 4* represents the change in the current value of all of ADB's financial instruments during the year. The adjustment reflects changes in both interest rates and currency exchange rates in 2005.

Current Value Adjustments: All unrealized gains and losses are presented as current value adjustments. Thus, the change in net unrealized gains on investments and equity investments of $16 million as well as the $7 million write back on provision for loan losses are presented as part of the adjustment.

For 2005, current value net income was $94 million compared with pre-FAS 133 net income of $416 million and statutory net income of $109 million (see *Table 3*). The $322 million decrease from the pre-

FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net unfavorable adjustment of $116 million from the change in the valuation of all outstanding financial instruments, $228 million from unfavorable translation adjustments, which were offset by $81 million unrealized gains on equity investments net of $65 million of unrealized investment losses, and a minimum pension liability adjustment of $5 million (see *Table 4*).

Impact of Changes in Interest Rates: The net decrease in the current value adjustments on the balance sheet during 2005 was $116 million. This was the result of a $456 million decrease in unrealized losses in the borrowing portfolio, and a $0.6 million decrease in unrealized gains in other assets, which were offset by an increase in unrealized gains in the loan and investment swap portfolios of $567 million and $5 million, respectively. The current value changes reflect the effects of the increases in interest rates in the U.S. market for the year, where the majority of ADB's portfolios are held.

Impact of Changes in Exchange Rates: Translation adjustments, reflected as part of "accumulated other comprehensive income" in the statutory basis financial statements, are presented as current value adjustments. The general strengthening of the US dollar against other major currencies in 2005 resulted in a significant negative translation adjustment of $228 million. This is in contrast to a favorable translation adjustment of $106 million in 2004.

Table 1: Selected Financial Data[a] (unaudited)
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	Statutory Basis				
	2005	2004	2003	2002	2001
REVENUE					
From Loans	$ 1,036	$ 1,038	$ 1,383	$ 1,710	$ 1,814
From Investments	378	266	251	257	322
From Other Sources	18	9	23	12	22
Total Revenue	1,432	1,313	1,657	1,979	2,158
EXPENSES					
Borrowings and Related Expenses	893	862	997	1,157	1,434
Administrative Expenses[b]	136	118	119	91	59
Technical Assistance to Member Countries	(3)	(2)	(0)[c]	56	20
Provision for Losses	(4)	2	13	4	5
Other Expenses	4	3	-	-	-
Total Expenses	1,026	983	1,128	1,308	1,518
Net Realized Gains	17	60	87	83	76
Net Unrealized (Losses) Gains on Derivatives, as Required by FAS 133	(309)	41	(178)	225	113
Net Income before Cumulative Effect of Change in Accounting Principle	114	431	438	979	829
Cumulative Effect of Change in Accounting Principle	(5)	-	-	-	34
Net Income	$ 109	$ 431	$ 438	$ 979	$ 863
Average Earning Assets[d]	36,092	36,364	37,540	38,244	36,272
Annual Return on Average Earning Assets	0.30%	1.18%	1.17%	2.56%	2.28%[f]
Return on Loans	4.35%	4.16%	4.56%	5.93%	6.42%
Return on Investments	2.96%	2.21%	3.74%	4.26%	5.91%
Cost of Borrowings	5.04%	3.37%	4.65%	4.10%	5.54%
Equity-to-Loan Ratio[g]	49.36%	51.64%			

	Pre-FAS 133 Basis		Current Value Basis	
	2005	2004	2005	2004
Net Income	$ 416	$ 390	$ 94	$ 563
Average Earning Assets	36,076	36,306	37,948	39,391
Annual Return on Average Earning Assets[e]	1.15%	1.07%	0.23%	1.47%
Return on Loans	4.35%	4.16%	(1.18)%	4.25%
Return on Investments	2.99%	2.34%	(1.11)%	3.51%
Cost of Borrowings	3.75%	3.58%	(1.34)%	3.56%
Equity-to-Loan Ratio[g]	49.48%	50.54%	49.72%	50.27%

[a] Some amounts have been reclassified in years 2001 to 2004 to conform to the current year's presentation.
[b] Net of administration charge allocated to the Asian Development Fund and loan origination costs that are deferred.
[c] Less than $1 million.
[d] Composed of investments and related swaps, outstanding loans (excluding unamortized front-end fees) and related swaps and equity investments.
[e] Represents net income before net unrealized (losses) gains on derivatives, as required by FAS 133, over average earning assets.
[f] Excludes the one-time cumulative effect of recording the adoption of FAS 133 on January 1, 2001.
[g] Approved and established in February 2004 to measure ADB's risk bearing capacity.

Note: Total may not add due to rounding.
- Nil
( ) Negative

Table 2: Condensed Current Value Balance Sheets at December 31, 2005 and 2004 (unaudited)
In thousands of U.S. dollars

	December 31, 2005					December 31, 2004
	Statutory Basis	Reversal of FAS 133 Effects	Pre- FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$ 81,662	$ -	$ 81,662	$ -	$ 81,662	$ 76,405
Investments and Accrued Income	11,212,091	-	11,212,091	-	11,212,091	10,780,768
Securities Transferred under Securities Lending Arrangement	2,770,965	-	2,770,965	-	2,770,965	2,040,302
Securities Purchased under Resale Arrangement	1,118,748	-	1,118,748	-	1,118,748	1,330,948
Loans Outstanding and Accrued Interest	23,808,858	(757)	23,808,101	1,229,611	25,037,712	26,344,506
Less: Provision for Loan Losses and Unamortized Front-End Fee	(90,541)	-	(90,541)	-	(90,541)	(112,653)
Equity Investments	404,975	-	404,975	-	404,975	257,437
Receivable from Members	173,004	-	173,004	(71,992)	101,012	134,641
Receivable from Swaps						
Borrowings	9,733,074	226.683	9,959,757	(226,683)	9,733,074	9,583,846
Others	1,582,337	(10,033)	1,572,304	10,033	1,582,337	1,567,602
Other Assets	576,212	-	576,212	-	576,212	509,651
TOTAL	$51,371,385	$ 215,893	$ 51,587,278	$ 940,969	$ 52,528,247	$ 52,513,453
Borrowings and Accrued Interest	$24,660,637	$ 74,717	$ 24,735,354	$ 225,597	$ 24,960,951	$ 25,238,996
Payable for Swaps						
Borrowings	9,354,776	92,879	9,447,655	(92,879)	9,354,776	8,841,324
Others	1,586,604	19,607	1,606,211	(19,607)	1,586,604	1,809,722
Payable under Securities Lending Arrangement	2,795,081	-	2,795,081	-	2,795,081	2,061,489
Accounts Payable and Other Liabilities	677,147	-	677,147	-	677,147	624,198
Total Liabilities	39.074,245	187.203	39,261,448	113,111	39,374,559	38,575,729
Paid-In Capital	3,449,154	-	3,449,154	-	3,449,154	3,725,823
Net Notional Maintenance of Value Receivable	(586,105)	-	(586,105)	-	(586,105)	(642,944)
Ordinary Reserve	8,957,392	-	8,957,392	882,858	9,840,250	9,575,099
Special Reserve	193,629	-	193,629	-	193,629	189,539
Loan Loss Reserve	167,000	-	167,000	-	167,000	218,800
Surplus	117	-	117	-	117	312,117
Cumulative Revaluation Adjustments Account	234,833	(234,833)	-	-	-	-
Net Income After Appropriation	105,202	306,275	411,477	(321,834)	89,643	559,290
Accumulated Other Comprehensive Income	(224,082)	(42,752)	(266,834)	266,834	-	-
Total Equity	12,297,140	28,690	12,325,830	827,858	13,153,688	13,937,724
TOTAL	$51,371,385	$ 215,893	$ 51,587,278	$ 940,969	$ 52,528,247	$ 52,513,453

\- Nil
( ) Negative

Table 3: Condensed Current Value Income Statements for the Years Ended December 31, 2005 and 2004 (unaudited)
In thousands of U.S. dollars

	December 31, 2005					December 31, 2004
	Statutory Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From Loans	$ 1,036,329	$ –	$ 1,036,329	$ –	$ 1,036,329	$ 1,038,345
From Investments	377,379	–	377,379	–	377,379	265,557
From Other Sources – Net	18,210	499	18,709	–	18,709	9,166
Total Revenue	1,431,918	499	1,432,417	–	1,432,417	1,313,068
EXPENSES						
Borrowing and Related Expenses	893,218	2,967	896,185	–	896,185	861,667
Administrative Expenses	135,689	–	135,689	–	135,689	118,321
Technical Assistance to Member Countries	(3,446)	–	(3,446)	–	(3,446)	(2,404)
Provision for Losses	(3,477)	–	(3,477)	3,477	–	–
Other Expenses	4,248	–	4,248	–	4,248	3,044
Total Expenses	1,026,232	2,967	1,029,199	3,477	1,032,676	980,628
Net Realized Gains	16,968	–	16,968	(111)	16,857	62,100
Net Unrealized Losses on Derivatives, as Required by FAS 133[a]	(308,743)	308,743	–	–	–	–
Net Income before Cumulative Effect of Change in Accounting Principle	113,911	306,275	420,186	3,588	416,598	394,540
Cumulative Effect of Change in Accounting Principle	(4,619)	–	(4,619)	(3,624)	(8,243)	–
Current Value Adjustments	–	–	–	(321,834)	(321,834)	173,173
Provision for Losses	–	–	–	7,212	7,212	(4,950)
Net Income	109,292	306,275	415,567	(321,834)	93,733	562,763
Appropriation of Guarantee Fees to Special Reserve	(4,090)	–	(4,090)	–	(4,090)	(3,473)
NET INCOME AFTER APPROPRIATION	$ 105,202	$ 306,275	$ 411,477	$ (321,834)	$ 89,643	$ 559,290

[a] FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133.

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2005					Income Statement Effects Year to Date	
	Loans After Swaps	Investments After Swaps	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	December 31, 2005	December 31, 2004
Total Current Value Adjustments on Balance Sheet	$1,224,283	$34,967	$ (359,401)	$ (71,992)	$ (943,406)	$ (115,549)	$ 99,703
Unrealized Gains (Losses) on Investments[b]						15,825[c]	(31,232)[c]
Accumulated Translation Adjustments[d]						(227,605)[c]	105,826[c]
Minimum Pension Liability Adjustment						5,495[c]	(1,124)[c]
Total Current Value Adjustments						$ (321,834)	$ 173,173

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gain/losses of investments and equity investments classified as available for sale.
[c] These have been moved from other comprehensive income under the statutory basis and included as part of current value adjustments for current value reporting.
[d] Relates to the accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals.

\- Nil
( ) Negative

In pursuing its objectives, ADB provides financial assistance to its developing member countries primarily through loans, grants, technical assistance, guarantees, and equity investments to assist their development needs.

Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's overall goal is poverty reduction. ADB supports this goal by providing loans and grants to promote sustainable economic growth, social development, and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration, addresses environmental sustainability in all its loans, and promotes gender equality and capacity development as cross-cutting themes.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

In August 2005, ADB's Board of Directors approved certain financing instruments and modalities. The new financing instruments will be implemented on a pilot basis for an initial period of three years, after which performance, suitability, and outcome will be evaluated. If found to be sound, relevant, and effective, they will be mainstreamed into ADB's operations. The new financing instruments include (i) a multitranche financing facility; (ii) direct financing to subsovereign, quasi-sovereign, and state-owned enterprises; (iii) local currency financing; (iv) refinancing facility; and (v) new forms of cofinancing. Two multitranche financing facilities totaling $1,520 million were approved in 2005. These were a $770 million facility to Pakistan for the National Highway Development Sector Investment Program, and a $750 million facility to India for the Rural Roads Sector II Investment Program. It is expected that loans from these facilities will be approved starting in 2006.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on

a three-year moving average basis is subject to a ceiling of 20%. Additionally, ADB adopted a program cluster approach (whereby a single approval can be given for two or more related sub-programs) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to 7 years. ADB also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs are exempted from counting towards the ceiling on regular program lending.

Private Sector Operations

In its private sector operations, ADB directly supports private enterprises, investment funds, and financial institutions. Its traditional modes of financing are equity investments and foreign currency loans. Equity investments may include common and preferred stocks, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced by commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: partial credit guarantees, political risk guarantees, and complementary financing schemes. To address exchange risk related issues in private sector projects, ADB has commenced its local currency financing initiative for private sector operations in India and the Philippines.

Whereas the aggregate amount of funds allocated to private sector operations as of the date of this Information Statement was limited to $1,450 million from ordinary capital resources and $50 million from Special Funds resources, ADB's Board of Directors, in September 2001, agreed to allow approvals in excess of the existing $1,500 million capital allocation for private sector operations as an interim arrangement pending implementation of a more appropriate capital allocation methodology.

The total amount of ADB assistance to a single project, including loans, equity investments, and guarantees, but excluding complementary loans, must not exceed 25% of the total project cost or $75 million, whichever is lower; and ADB must not (in the case of equity) be the single largest investor. A higher level of financing may be agreed to in relatively small projects where the total project cost is less than $5 million. In such projects, ADB may finance up to 33% of the total project cost.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Commencing in 2005, ADB has also provided technical assistance for private sector development.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through it and various funding resources.

Ordinary Operations

ADB's lending policy limits the outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees[1] to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2005, the total amount of outstanding loan commitments as well as equity investments and guarantees was $40,568 million compared with a maximum lending ceiling under the Charter on such date of $59,365 million.

Loans

From its establishment through December 31, 2005, ADB had approved loans, net of terminations and reductions, aggregating $84,630 million in its ordinary operations. At December 31, 2005, ADB's total amount of outstanding loan commitments in its ordinary operations was $39,071 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 91.5% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were People's Republic of China (26.9%), Indonesia (25.2%), India (19.2%), Philippines (9.0%), Pakistan (9.0%), and Bangladesh (2.3%).

In 2005, 32 ordinary operations loans totaling $4,421 million were approved compared with 33 ordinary operations loans totaling $4,051 million in 2004. Of the 2005 total approved loans, $3,885 million were public sector loans (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and $536 million were private sector loans, compared with $3,704 million and $347 million, respectively, in 2004. 67.3% of the 2005 total approved ordinary operations loans went to People's Republic of China, Indonesia and India.

During 2005, loan disbursements totaled $3,498 million, which represented an increase of 39.5% from the $2,508 million disbursed in 2004. Regular principal repayments for 2005 were $2,900 million ($1,162 million in 2004) while prepayments amounted to $597 million ($2,790 million in 2004). On December 31, 2005, the total loans outstanding after allowance for losses and unamortized front-end fees amounted to $23,479 million ($24,197 million in 2004).

A summary of the ordinary operations outstanding loan commitments of ADB by member as of December 31, 2005 is set forth in *Appendix V of the Financial Statements*. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment and those loans that were effective (approved loans as to which conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2005 is shown in *Table 5*.

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[1] Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitation at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2005
Amounts in millions of U.S. dollars

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	Amount	Per cent	Amount	Per cent
Transport and communications	$22,018	26.0%	$ 10,780	31.2%
Energy	19,774	23.4	6,271	18.1
Finance[b]	12,156	14.4	2,999	8.7
Agriculture and natural resources	7,139	8.4	2,547	7.4
Multisector	6,880	8.1	4,331	12.5
Water supply, sanitation, and waste management	4,242	5.0	1,396	4.0
Industry and trade	4,140	4.9	961	2.8
Law, economic management, and public policy	3,488	4.1	2,743	7.9
Education	2,792	3.3	1,517	4.4
Health, nutrition and social protection	1,999	2.4	1,050	3.0
Total	$84,630	100.0%	$34,595[c]	100.0%

a Includes outstanding loans and undisbursed effective loans.
b Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
c Includes program loans aggregating $7,536 million and representing 21.8% of total effective loans.

Note: Total may not add due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2005 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $164,980 million, of which approximately 33.6% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Public and Private Sector Loans

The majority of ADB ordinary operation loans (96.4%) have been made to the public sector. The rest is to private sector enterprises and financial institutions without government guarantees. A summary of cumulative approvals and portfolio position for public and private sector loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2005	2004	2005	2004
Cumulative Approvals[a]	$82,252	$78,366	$2,378	$1,896
Cumulative Effective Loans[b]	65,880	61,996	1,473	1,346
Cumulative Repayments[c]	31,750	28,354	776	721
Outstanding	$22,932	$23,818	$ 637	$ 492
Undisbursed[d]	14,723	15,044	779	511
Total Loans	$37,655	$38,862	$1,416	$1,003

a Net of loan terminations and reductions.
b Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
c At historical U.S. dollar equivalents.
d Includes not yet effective loans.

In its public sector ordinary operations, ADB has not suffered any losses of principal and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments but these have not been material to ADB's operations. As of December 31, 2005, a loan loss provision of $2 million has been made against one public sector loan that remained in nonaccrual status as of December 31, 2005 (see *Appendix VIII of the Financial Statements, Notes E and M*).

In conjunction with its income planning framework, ADB establishes a loan loss reserve for its public sector loans and guarantee portfolios. As of December 31, 2005, the loan loss reserve amounted to $167 million, as compared to $219 million as of December 31, 2004 (see *Appendix VIII of the Financial Statements, Note L*).

In its private sector operations, ADB provides allowances for possible losses on its private sector loans and diminution in the value of its equity investments. The allowance for losses on impaired private sector loans and equity investments as of December 31, 2005 totaled $117 million, as compared to $134 million as of December 31, 2004 (see *Appendix VIII of the Financial Statements, Note E*). In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the Local Currency Loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. The MBL window provided single-currency loans in U.S. dollars, Japanese yen, or Swiss francs to private sector borrowers and government-guaranteed financial intermediaries at the prevailing market rates. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced on July 1, 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

To continue meeting public sector borrowers' evolving financial needs, ADB's Board of Directors approved the introduction of the LCL window in August 2005. The LCL window will be available to both private sector borrowers and certain public sector entities, including local governments and public sector enterprises. ADB aims to help currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2005 and December 31, 2004 is presented in *Table 7*.

Table 7: Loan Portfolio by Loan Products
as of December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2005	**2004**	**2005**	**2004**
LIBOR-based Loans				
Outstanding	$ 9,385	$ 6,400	$202	$117
Undisbursed	14,659	14,857	499	84
Market-based Loans				
Outstanding	576	617	214	218
Undisbursed	31	91	–	18
Pool-based Single Currency (JPY) Loans				
Outstanding	3,872	4,965	5	8
Undisbursed	–	–	–	–
Pool-based Single Currency (US$) Loans				
Outstanding	8,933	9,883	–	–
Undisbursed	33	96	–	–
Others				
Outstanding	166	1,953	215	149
Undisbursed	–	–	280	409
Total				
Outstanding	$22,932	$23,818	$636	$492
Undisbursed	$14,723	$15,044	$779	$511

Note: Total may not add due to rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers floating-rate loans and fixed-rate loans denominated in euros, Japanese yen or U.S. dollars. Initially, the loans bear a floating interest rate. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a spread ("fixed spread") that is specified in the loan agreement. The cost base rate is equal to LIBOR and reset every six months. The fixed spread for public sector borrowers is equal to ADB's basic lending spread prevailing at the time of loan signing whereas the spread for private sector borrowers reflects the credit risk of the specific project and borrower. The current basic lending spread for public sector borrowers is 60 basis points. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. The lending rates (net of rebate and waiver on the lending spread) for outstanding LBLs in U.S. dollars and Japanese yen during the year were 3.67% and 0.08% respectively. For private sector loans, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to specific borrowers and projects.

A commitment fee of 0.75% per annum is currently levied on undisbursed balance of effective loans, beginning 60 days after execution of the applicable loan agreement. For project loans, the commitment fee accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year and 100% thereafter. For program loans, the commitment fee is flat 0.75% per annum. A front-end fee of 1% is charged on public sector loans, with the borrowers being given the option to capitalize the fee.

ADB's Board of Directors approved in 2004, for all ordinary capital resources borrowers that do not have arrears with ADB, a waiver of (i) the entire front-end fee of 1% for all new ordinary operations public

sector loans approved from January 1, 2004 to June 30, 2005, and (ii) 20 basis points off the lending spread on public sector loans outstanding from July 1, 2004 to June 30, 2005. On April 12, 2005, the Board of Directors approved the continuation of both waivers through June 30, 2006. Currently, the Board of Directors is considering another extension of both waivers through June 30, 2007.

Public sector LBLs provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL public sector borrowers through rebates. A surcharge could arise if ADB's funding cost is above the six-month LIBOR. The rebate and surcharge are calculated every January 1 and July 1 of each year based on ADB's actual average funding cost margin for the preceding six-month period. In 2005, ADB returned the actual sub-LIBOR funding cost margin of $20 million to its LBL public sector borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. Dollar	Japanese Yen
January 1, 2005	0.35	0.39
July 1, 2005	0.32	0.39

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on local floating rate benchmark (equivalent to LIBOR). All LCLs will initially have a floating rate until the borrower requests for a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles as those applied to ADB's LBL product. For loans guaranteed by the sovereign government, the lending spread is equivalent to ADB's prevailing basic lending spread, currently 60 basis points per annum (before Board-approved waivers). For non-guaranteed loans, risk-based pricing is used to determine the lending spread, negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for a specific loan, among others, must be considered.

The front-end fee is 1% for sovereign guaranteed loans (before Board-approved waivers), with the option to capitalize the fee. For non-guaranteed loans, the front-end fee is loan-specific, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. The commitment charge for sovereign guaranteed loans is 75 basis points on progressive amounts of undisbursed loan balances. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 50-75 basis points on undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance during the life of the loan. However, prepayment charges would apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed loans that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing.

Under the LCL window, the borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0. 0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of the previous semester's average cost of borrowings plus a lending spread which is the same lending spread applicable to LBLs. ADB's pool-based variable lending rates for the years 2004, 2005, and the first half of 2006 are shown in *Table 9.*

Table 9: Pool-based Lending Rates[a]
% per annum

	2006	2005	2004	PSCLs
January 1	1.49[b]	1.73[b]	2.13	Japanese yen
	5.94[b]	6.06[b]	6.27	U.S. dollar
July 1		1.71[b]	1.93[b]	Japanese yen
		6.14[b]	6.09[b]	U.S. dollar

a Lending rates are set on January 1 and July 1 every year and are valid for six-month periods.
b Net of waiver of 20 basis points on lending spread which was implemented in July 2004.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable for pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.5% to 0.75% per year on the undisbursed balance are typically charged on a floating rate MBL.

Equity Investments

As of December 31, 2005, ADB had approved 138 equity investments (less cancellations), aggregating $1,142 million and had participated, to the extent of $40 million, in six equity underwritings, all financed from its ordinary capital resources. The net equity investment commitments (approvals less disposals and sales and allowance for possible losses) amounted to $715 million (about 56.0% of the ceiling under the Charter) as of December 31, 2005. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,272 million at December 31, 2005. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or become its largest shareholder, except under certain circumstances.

For additional information on Equity Investments, see *Appendix VIII of the Financial Statements, Note G.*

Guarantees

ADB's guarantee instruments catalyze capital flows to its developing member countries by providing credit enhancements. ADB provides guarantees as credit enhancements for eligible projects to cover risks that the public and private sectors cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, financial institutions, capital markets and trade finance. Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with Financial Accounting Standards Board Interpretation No. 45, ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII of the Financial Statements, Note F.*

ADB offers two primary guarantee products - political risk guarantee and partial credit guarantee - both designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a stand-alone basis but are provided for projects where ADB has a direct participation in the project or sector, such as an equity investment or a loan. ADB may cooperate with other multilateral, official, and private sector lenders and insurers in providing its guarantee products.

Political Risk Guarantees

ADB's political risk guarantee (PRG) is designed to facilitate cofinancing by providing lenders and capital market investors in ADB-assisted projects with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract, and is available for loans, shareholder loans, shareholder loan guarantees and the other forms of debt instruments. Equity instruments are ineligible for PRG coverage. Tenors are based on the requirements of the underlying project. All or part of the outstanding debt service obligations to a lender may be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counterguarantee from the host government. However, PRG exposure to such projects is subject to a maximum of $150 million or 50% of the project cost, whichever is lower. With a counter-guarantee, there is in theory no limit to the amount of a PRG. In the absence of a counter-guarantee, fees are market-based and may comprise a guarantee fee, front-end fee, and standby fee. Guarantee fees for transactions backed by host government counter-guarantees are 40 basis points (0.40%) per annum on the nominal value of outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. PRGs are callable when a guaranteed event has occurred and results in debt service default to the lender. PRGs may be issued in local currency or in major hard currencies, such as the US dollar, Japanese yen, and euro. In 2005, ADB approved $50 million PRG cover with a partial government counter-guarantee to mobilize commercial debt for a project in the Greater Mekong Sub-region.

Partial Credit Guarantees

The partial credit guarantee (PCG) of ADB provides comprehensive coverage (of both commercial and political risks) for a specific portion of the debt service provided by cofinanciers. PCG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinanciers, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counter-guarantee from the host government, the exposure limit is $75 million per loan or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are market-based, unless backed by government counter-guarantee, in which case the fee is 40 basis points (0.40%) per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. In 2005, ADB

approved a PCG facility without a government counter-guarantee equivalent to $18 million for the Philippines small and medium enterprise (SME) development support project to encourage selected private sector financial institutions to expand their SME portfolios.

ADB's guarantee products also include a Complementary Financing Scheme (CFS) to facilitate commercial cofinancing to ADB-assisted private sector projects. Under the CFS, ADB acts as a channel for loan disbursements and debt service payments. ADB becomes the 'lender-of-record' since the loan is made in its name, and pre-arranges the sale to commercial lenders of participations in a cofinanced loan without recourse to ADB for debt service. The loan receives the same privileges and immunities as loans made by ADB directly to a project, including exemption from withholding tax and protection from restrictions on currency conversions and on the remittance of interest and repatriation of principal. Fees are based on the estimated cost of arranging and administering the loan, and on standard market practice. There is a one-time arrangement (front-end) fee that is typically at the lower end of the normal range for such fees as charged by commercial banks. There is also an annual administration fee of $5,000 per annum per participating CFS lender with a maximum of $20,000 per annum per borrower, which covers ADB's administrative costs.

ADB's exposure on guarantees as of December 31, 2005 and December 31, 2004 is shown below.

Table 10: Outstanding Guarantee Exposure[a]
as of December 31
In millions of U.S. dollars

	2005 Outstanding Amount	2004 Outstanding Amount
Partial Credit Guarantee	$ 1,011	$ 1,153
Political Risk Guarantee	179	153
Others	1	-
Total	$ 1,192	$ 1,306

a None of these amounts were subject to call as of December 31, 2005 and 2004.

Note: Total may not add due to rounding.

Cofinancing and Partnerships with Other Development and Private Sector Organizations

To optimize the development impact of its assistance programs to all developing member countries, ADB maintains close coordination with other development and private sector partners by identifying official and/or commercial cofinancing opportunities that directly complement ADB's public and private sector projects. ADB's main sources of cofinancing are official and commercial. Sources of official cofinancing consist of governments or their agencies, mainly through bilateral assistance programs, and multilateral financing institutions. Funding from official agencies may be provided as grants or loans, on a parallel or joint basis. ADB has also been joined by commercial institutions in cofinancing projects in the region, and is continuing to promote increased commercial cofinancing. The cumulative total amount of cofinancing arranged in support of the ADB-assisted operations as of the end of 2005 amounted to $49 billion for 692 loan projects and programs. This amount consisted of $25 billion from official sources and $24 billion from commercial sources. For more information on cofinancing, see *Appendix VIII of the Financial Statements, Note E.*

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, the proceeds from borrowings, and funds derived from ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2005 was $50,163 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2005, $3,528 million was paid-in and $46,635 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to the member amounts of its currency necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII of the Financial Statements, Note K*).

Paid-in Capital

As of December 31, 2005, 97.6% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.4% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3 million was so restricted as of December 31, 2005 (see *Appendix VIII of the Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2005, a total of $68 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations. In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and

successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2005, 22 ADB members holding 64.8% of the total subscribed capital of ADB and 58.8% of the total voting power were also members of the OECD. Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 125.6% of ADB's outstanding borrowings after swaps at December 31, 2005.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 7,893	$ 7,340
United States	7,893	7,340
Australia	2,926	2,721
Canada	2,645	2,460
Republic of Korea	2,548	2,369
Germany	2,188	2,035
France	1,177	1,095
United Kingdom	1,033	960
Italy	914	850
New Zealand	777	722
Netherlands	519	482
Switzerland	295	274
Austria	172	160
Belgium	172	160
Denmark	172	160
Finland	172	160
Luxembourg	172	160
Norway	172	160
Portugal	172	160
Spain	172	160
Sweden	172	160
Turkey	172	160
Total	$32,528	$30,248

Note: Total may not add due to rounding.

The capital subscription of all ADB members is shown in *Appendix VII of the Financial Statements*.

Table 12 shows ADB's capital stock and reserves as of December 31, 2005. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII of the Financial Statements, Notes B and K.*

Borrowings

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2005
Subscribed	$50,163
Less: Callable capital subscribed	46,635
Paid-in capital subscribed	3,528
Less: Other adjustments[a]	79
	3,449
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	8,848
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	$12,297

a Comprises $68 million capital transferred to the Asian Development Fund and $11 million of paid-in capital subscribed but not yet due (see *Appendix VIII of the Financial Statements, Note K*).
b For a description of reserves, see *Appendix VIII of the Financial Statements, Note L.*

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such policy, the sum of such capital and reserves as of December 31, 2005 was $41,554 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees[2] of $25,336 million as of December 31, 2005 was equivalent to 61.0% of such ceiling or 54.3% of ADB's total callable capital.

[2] Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitation at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; the Netherlands; People's Republic of China; the Philippines; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Euro-commercial Paper (ECP) Programme to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2005 is set forth in *Appendix VI of the Financial Statements.*

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established a Global Medium-Term Note Program (GMTN) designed to increase its responsiveness to opportunities in the private placement market. In February 2006, ADB also established a 30-year AUD5 billion Medium-Term Note Program in Australia (AUD MTN). The amount that can be raised out of the GMTN and AUD MTN program annually is subject to the annual global borrowing authorization for ADB as determined by ADB's Board of Directors. Another strategy is to emphasize borrowings with longer maturity ranges to smooth ADB's debt redemption profile. As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuance. Another objective for the local currency bond issuance is to provide local currency financing for its operations.

In 2005, ADB raised long- and medium-term funds totaling about $3,966 million through 64 borrowing transactions in US dollars, Japanese yen, New Zealand dollars, Philippine pesos, renminbi, South African rand, and Thai baht, as compared to $1,629 million in 2004. In addition, ADB raised $761 million in short-term funds under its ECP Programme. The average maturity of 2005 long- and medium-term borrowings was 4.3 years compared with 7.9 years in 2004.

Of the total 2005 long- and medium-term borrowings, $1,500 million was raised through two US dollar public offerings, including a global benchmark bond issue for $1 billion. $270 million was raised through three local currency bond issues and the rest through 59 private placements. These private placements totaling $2,196 million were undertaken in keeping with the overriding objective of minimizing costs. Of the total, $1,828 million was targeted to retail investors and $368 million were structured notes targeted to institutional investors. All 2005 private placements were swapped on a fully hedged basis into floating rate US dollar liabilities.

As part of its continuing efforts to promote capital market development in the Asia and Pacific region, ADB launched in 2005 local currency bond issues in the domestic capital markets of the People's Republic of China, the Philippines and Thailand. *Table 14* shows the details of these local currency bond issues. The Philippine peso (PHP), renminbi (RMB), and Thai baht (THB) issues were ADB's inaugural issues in the domestic markets of those countries. The PHP and THB issues were also the first issues by

a foreign and supranational entity as well as the first issues rated triple A by Fitch, Moody's, and Standard & Poor's in those countries. In relation to the RMB issue, ADB and the International Finance Corporation were the first foreign issuers in the People's Republic of China.

The following table summarizes ADB's funding operations in 2005 and 2004.

Table 13: Borrowings
Amounts in millions of U.S. dollars

	2005	2004
Long Term Borrowings		
Total Principal Amount	$3,966	$1,629
Average Maturity to First Call (years)	4.3	7.9
Average Final Maturity (years)	8.0	10.7
Number of Transactions		
Public Offerings	5	5
Private Placements	59	14
Number of Currencies (before swaps)		
Public Offerings	4	5
Private Placements	4	1
Short Term Borrowings[a]		
Total Principal Amount[b]	$ 761	$ 90
Number of Transactions	13	1
Number of Currencies	2	1

a All euro-commercial paper.
b At year-end, the outstanding principal amount was $268 million in 2005 and nil in 2004.

As of December 31, 2005, the total amount of outstanding borrowings after swaps was $24,076 million compared to $23,470 million in 2004. The average life of ADB's outstanding long-term borrowings at the end of the years 2005 and 2004 was 4.5 years and 4.8 years, respectively.

Table 14: Local Currency Borrowings in 2005

	Amount (million)	Coupon (%)	Maturity
People's Republic of China	RMB1,000	3.34	October 14, 2015
Philippines	PHP2,500	Zero-coupon	November 10, 2010
Thailand	THB4,000	3.87	May 24, 2010

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2005, the principal amount receivable and payable under outstanding currency swap transactions aggregated $11,244 million and $9,339 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $9,296 million.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2005, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, with about 75.9% (70.8% - 2004) of the borrowing portfolio denominated in that currency, reflecting the borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, at about 20.6% (27.0% - 2004) of the portfolio. Of the outstanding borrowings after swaps at December 31, 2005, 34.0% was at fixed rates (45.4% - 2004) and 66.0% at variable rates (54.6% - 2004). *Figures 1 and 2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition


Currency Composition of Outstanding Borrowings (Before Swaps)
Japanese Yen 15.5%
Other Currencies[a] 26.2%
US Dollar 58.3%
Currency Composition of Outstanding Borrowings (After Swaps)
Other Currencies[b] 3.5%
Japanese Yen 20.6%
US Dollar 75.9%

a Other currencies include Australian dollar, Canadian dollar, euro, Hong Kong dollar, Indian rupee, Malaysian ringgit, New Taiwan dollar, New Zealand dollar, Philippine peso, pound sterling, renminbi, Singapore dollar, South African rand, Swiss franc, and Thai baht.
b Other currencies include Indian rupee, Philippine peso, pound sterling, renminbi, and Swiss franc.

Figure 2: Effect on Interest Rate Structures


Interest Rate Structure of Outstanding Borrowings (Before Swaps)
Variable 8.6%
Fixed 91.4%
Interest Rate Structure of Outstanding Borrowings (After Swaps)
Fixed 34.0%
Variable 66.0%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity policy requires that ADB maintains a prudential minimum level of liquidity at all times during the calendar year equivalent to 40% of the proxy net cash requirements for the following three years (the sum of net disbursement and debt redemption). This is to provide capacity for ADB to meet its loan disbursements, debt servicing, and other cash requirements in the event of a major disruption in its cash flows. In addition, the policy allows ADB to maintain a discretionary liquidity portfolio, the primary objective of which is to provide flexibility in the execution of ADB's funding program. ADB's liquidity portfolio also contributes to ADB's earning base.

ADB's Board of Directors has approved certain policy restrictions relating to its investment transactions in the Authority for Investment of Funds Not Needed in Operations (Investment Authority). The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize total return on its liquidity portfolio investment.

ADB's investments are made in the same currencies as received. In compliance with the Charter, ADB does not convert currencies for investment. At December 31, 2005, liquid investments are held in 20 currencies.

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality.

Liquid assets are held in four sub-portfolios: core, operational cash, cash cushion, and discretionary liquidity; all of which have different risk profiles and performance benchmarks.

The core portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to achieve the core portfolio's objective of maximizing the total return relative to a defined risk tolerance level. The core portfolio is largely funded by equity. For this part, the performance is measured against external benchmarks with an average duration presently of about two years. The remaining part of the core portfolio is funded by floating rate debt and is invested in high-quality instruments to maximize the spread earned by ADB between borrowing cost and investment income.

The operational cash portfolio is designed to meet net cash requirements over a one-month period. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursements. The portfolio is invested in short-term instruments and its performance is measured against short-term external benchmarks.

The discretionary liquidity portfolio is funded by floating rate debt and invested in high-quality instruments to maximize the spread earned by ADB between its borrowing cost and investment income. The size of the portfolio depends on factors such as whether there is a need to smoothen the build up of ADB's prudential liquidity over a given time horizon and whether there are opportunities to undertake additional short-term borrowings for market presence purposes. The size of the portfolio is subject to a ceiling approved by the Board of Directors. The portfolio's cost of carry should be positive at all times.

The year-end balance of the liquidity portfolios in 2005 and 2004, including receivables for securities repurchased under resale arrangements and excluding securities transferred under securities lending arrangements and pending sales and purchases, is presented in the following table.

Table 15: Year-End Balance of Liquidity Portfolio
In millions of U.S. dollars

	2005	2004
Core portfolio	$ 7,353	$ 7,387
Operational cash portfolio	934	319
Cash cushion portfolio	450	1,492
Discretionary liquidity portfolio	3,401	2,467
Total	$12,138	$11,665

The return on the liquidity portfolios during 2005 and 2004 is presented in the following table.

Table 16: Return on Liquidity Portfolio
(%)

	Annualized Financial Return	
	2005	2004
Core portfolio	2.09	2.16
Operational cash portfolio	2.64	1.00
Cash cushion portfolio	1.76	0.65
Discretionary liquidity portfolio[a]	0.40	0.42

a Spread over funding cost

FINANCIAL RISK MANAGEMENT

In undertaking its development banking operations, ADB assumes a variety of financial risks: credit, market (interest rate and foreign exchange), liquidity, and operational. ADB has established an integrated risk management infrastructure designed to ensure that the risks associated with its activities are appropriately identified, measured, monitored, and managed. In November 2005, ADB established an independent Risk Management Unit (RMU) with the mandate to manage credit risk of the public and private sector loan and guarantee portfolios and ADB's market and treasury-related risks.

Guidelines and constraints relating to the assumption of credit, market, and operational risks are established within the parameters of various policy and operational documents. The Charter sets the broad policy objectives relating to the operations of ADB. General policy guidelines relating to risk assumption and management are articulated in several policy documents approved by ADB's Board of Directors. These include the income planning framework, the Liquidity Policy, and the Investment Authority.

Risk Bearing Capacity

ADB's income planning framework establishes the equity-to-loan ratio (ELR) as the key measure of ADB's risk bearing capacity. The ELR measures the adequacy of equity capital to absorb unexpected losses from a major credit event in the public sector loan and guarantee portfolios as well as the ability to generate

adequate net income to absorb loss of loan income while also matching growth in the loan and guarantee portfolios. Because ADB's loan and guarantee portfolios are unavoidably highly concentrated in Asia, a credit event involving one borrower could have a significant impact due to high correlations. ADB has established a target ELR of 35% to accommodate this volatility.

In determining ELR, ADB's equity capital is defined as the sum of usable paid-in capital, the ordinary reserve, the special reserve, and surplus. At December 31, 2005, ELR was 49.5% under the pre-FAS 133 basis (50.5% on December 31, 2004). ADB's higher-than-target ELR represents a very strong equity capital position relative to the credit risk of the loan and guarantee portfolios indicating that both net income and equity capital are adequate to sustain a major credit event. ADB also protects the ELR from exchange rate fluctuations by periodically aligning the currency composition of its equity to that of its loans.

Under the income planning framework, ADB utilizes the loan loss reserve (LLR) to absorb expected losses from public sector loan and guarantee portfolios. Hence both expected and unexpected losses are addressed through adequate LLR and ELR.

Country Credit Risks

The income framework links the adequacy of net income and equity capital to the country credit risk of the public sector loan and guarantee portfolios. A credit risk model is used to estimate expected and unexpected losses in these portfolios, incorporating borrower's default probability, loss given default, projected exposure, and default correlations. In addition, ADB stress tests net income projections to ensure net income is adequate to absorb the loss of loan income due to credit shocks and to support sufficient growth.

In December 2004, ADB adopted an internal country credit risk rating system to assess independently the creditworthiness of its borrowers. ADB also began enhancing the credit risk model to incorporate Monte Carlo simulations expected to be completed in early 2006.

Overdue and Non-performing Loans

If a payment of principal or interest on a public sector loan is not received within 30 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, no further loans to, or guaranteed by, the borrower will be presented to the Board of Directors for approval nor will any previously approved loans be signed. In addition, if such payment is not received within 60 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, disbursements on all ADB loans to that borrower will be suspended. Such overdue policy may be temporarily deferred (i) when payments are owed in currencies whose availability in the international financial markets is unduly constrained at the time the payments fall due; (ii) when the overdue amount is less than $50,000; and (iii) when significant partial payments of the overdue amount have been received by ADB, and/or the borrower has made acceptable arrangements to bring the outstanding amounts up to date. It is also the policy of ADB to place loans on nonaccrual status when principal, interest, or other charges are overdue by six months. Provisioning for possible loan losses may be made when principal or interest is in arrears for one year for public sector loans made to or guaranteed by a member and six months for private sector loans. Additional information on the provisioning policy and status of nonaccrual loans can be found in *Appendix VIII of the Financial Statements, Notes B and E.*

Counterparty Credit Risks

Counterparty credit risk is the risk of loss when a derivative counterparty does not honor its obligations measured by the aggregate positive replacement cost or the net positive marked-to-market value of the

derivatives. To mitigate counterparty credit risk, ADB has strict counterparty eligibility criteria. In general, ADB will undertake swap transactions with counterparties who: (i) have a minimum rating of A3/A- with Moody's and/or Standard and Poor's; (ii) have signed an International Swaps and Derivatives Association master agreement with ADB; and (iii) have signed a Credit Support Annex (CSA) with ADB.

ADB utilizes a sophisticated computerized system that allows for daily monitoring and managing of counterparty credit risk exposure. Under the CSA arrangements, derivatives' positions are marked-to-market daily, and collateral calls, transfers, and adjustments with counterparties are made in coordination with an external collateral manager. ADB also sets exposure limits on individual counterparties based on their credit ratings and equity and monitors daily current and potential counterparty exposure against the limits.

Market Risks

ADB controls the market risk of its liquid asset investments by adopting investment policy guidelines which only allow for investments in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. The principal source of investment risk arises from income volatility due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are marked-to-market, and risk-sensitive measures, including potential exposure, are calculated and compared to internally established risk limits on a daily basis.

ADB manages its currency risks to ensure that the ELR as the measure of equity capital adequacy and risk bearing capacity is immune from fluctuations in exchange rates. ADB can achieve this by periodically aligning the currency composition of loans with that of equity thus ensuring that fluctuations in exchange rates would have similar effects on both. ADB mitigates the market risks associated with the loan portfolio by passing on all associated costs to borrowers and employing derivatives to closely match the characteristics of loans with those of borrowings.

ADB has an infrastructure designed to ensure that the market risks associated with its activities are fully identified, measured, monitored, and managed. In this regard, ADB has broadened its market risk management capabilities by (i) improving the risk metrics and assumptions that are used in the valuation and risk analysis of its treasury activities and (ii) enhancing the performance measurements and attribution methodologies used for investment portfolios. Stress testing and scenario analyses have been incorporated as supplementary risk management tools, and ADB has continued to expand on the architecture used to value highly structured borrowings and related swap transactions.

In 2004, ADB upgraded its treasury system and automated a number of manual procedures related to pricing and trade reconciliation. Currently, a daily risk, performance, and attribution system is used to measure and monitor ADB's investment portfolios, thus providing regular and timely risk and performance feedback to treasury management. In addition, ADB has outsourced much of the risk analyses of its externally managed investment portfolios, thereby allowing ADB to significantly bolster risk-metrics, stress testing, and scenario analyses for its investments in mortgage- and asset-backed securities and corporate bonds.

Liquidity Risks

The objective of ADB's liquidity policy is to ensure the availability of sufficient cash flows to meet all financial commitments despite uncertain conditions in the capital markets. The policy establishes minimum levels of liquidity to maintain expected operations. ADB's liquidity requirements are primarily determined by expected lending volumes and disbursements, redemption of current borrowings, repayments and prepayments of loans, and cash from net income. The policy defines ADB's annual net cash requirement (NCR)

to meet large contractual obligations for loan disbursements and debt redemption. ADB relies on borrowings to meet most of these obligations. The proxy NCR is the sum of loan disbursements net of repayments and debt redemption for the year.

Prudential minimum liquidity is set at 40% of the next 3 years' proxy NCR and represents the minimum amount of liquidity necessary for ADB to continue operations even if its access to capital markets is temporarily denied. Maintaining that level enables ADB to cover normal NCR for 20 months and stressed NCR for 14 months without borrowing. In addition, ADB can raise discretionary liquidity, funded entirely by borrowings, to provide flexibility in the funding and debt redemption schedule over time. The policy limits discretionary liquidity to 50% of prudential minimum liquidity. Levels of liquidity, NCR, and proxy NCR are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risks

Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risks and attempts to mitigate them by maintaining a system of internal controls and processes, and system upgrades. In addition, ADB has a rigorous process for approving transactions that requires reviews and authorization by all relevant parties to ensure all transactions are properly approved, documented, monitored, and controlled. ADB recently approved a strategy to strengthen its business continuity plan to reduce the impact of disruption affecting its business processes.

Risk Management for Private Sector Operations

ADB's private sector investments are usually not backed by government guarantees and are exposed to commercial and political risks. Managing and monitoring those risks are important aspects in the project cycle. ADB evaluates not only the development impact of a project but also analyzes its credit strength, financial, commercial and technical viability, and good corporate governance. Each private sector project undergoes an in-depth credit analysis and appraisal prior to approval with emphasis being given to the project's financial sustainability and ability to repay its debt. The RMU reviews the risk of new proposals for loans, guarantees, and equity investments and ensures that they are in line with ADB's credit risk policy and that ADB is compensated properly for the risk undertaken on an overall portfolio basis. A special unit within the Private Sector Operations Department separately manages vulnerable private sector projects. The Private Sector Credit Committee provides Management approval for due diligence and guidance on key issues associated with the investment and endorses submission to the Board of Directors for consideration. When applicable, the projects are reviewed by the Interest Rate Committee and/or the Guarantee Committee.

The current private sector strategy focuses broadly on the infrastructure and financial market sectors. Nevertheless, ADB remains responsive to the changing needs of its developing member countries and private investment opportunities in other sectors. The objective is to build a diversified private sector portfolio in terms of countries, sectors and sponsors based on appropriate limits. The total amount of ADB assistance to a single project, including equity investments, loans, and guarantees, must not exceed 25% of the total project cost or $75 million, whichever is lower. ADB uses an internal rating system to classify its exposure based on international credit standards that reflect the risk of timely and full recovery of investments. The rating system is used to monitor risk exposure to individual projects.

ADB has streamlined its investment recovery operations. They generally involve negotiations for financial restructuring, foreclosure, or other remedies, including liquidation. Restructuring is undertaken only when it is expected to improve ADB's prospects for recovery. If the financial condition of the entity has deteriorated beyond recovery, ADB may proceed with liquidation or other legally permissible forms of recovery.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133. Other long-term liabilities include accrued liabilities and unfunded pension and postretirement benefits.

The table below summarizes ADB's significant cash obligations on December 31, 2005 and 2004.

Table 17: Contractual Cash Obligations
as of December 31
In millions of U.S. dollars

	2005	2004
Long-Term Debt	$ 24,190	$ 24,212
Undisbursed Loan Commitments	15,502	15,556
Undisbursed Equity Investment Commitments	309	280
Guarantee Commitments	1,277	1,512
Other Long-Term Liabilities	458	378
Total	$41,736	$41,938

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are contained in *Note B of Appendix VIII of the Financial Statements*. In the Financial Statements, Management makes estimates in determining the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results could differ from those estimates and could have a material impact on the Financial Statements.

Fair Value of Financial Instruments. Under statutory reporting, ADB carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include embedded derivatives in the structured borrowing portfolio that are required to be separately valued and accounted for in the balance sheet. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB's financial instruments are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of the assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of the fair values are reasonable given existing controls and processes.

Provision for Loan Losses. ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is a clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective

interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to the provision for loan losses.

Impairment of Equity Investments. Equity investments with poor credit ratings are assessed for impairment quarterly. When an impairment is identified and deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investment. Impairment losses are not reversed for subsequent recoveries in the value of the equity investment, until the investment is sold.

SUMMARY OF FINANCIAL PERFORMANCE

The following discussion is based on the financial results prepared under the statutory basis.

Net Income

Net income before net unrealized losses on derivatives, as required by FAS 133 and cumulative changes in accounting principle was $423 million in 2005, compared with $390 million in 2004. The increase of $33 million (8.5%) was predominantly due to the following:

a. a $78 million increase in investment income, including realized gains on sales, reflected the improved realized returns on the investment portfolio due to the higher interest rates in some capital markets;
b. a $9 million increase in income from other sources associated primarily with increase in share in the net gain of equity investments accounted under the equity method;
c. a $6 million decrease in provisions associated with write-offs and write-downs resulting from repayments and disposals of private sector loans, offset by:
d. a $34 million reduction in net loan income after borrowings and related expenses associated with $2 million decrease in loan income and $32 million increase in borrowing costs. The decrease in loan income is primarily associated with the effect of the reduction in loan income due to a $33 million increase in lending spread waiver, and a $43 million decrease in prepayment premium received, which was offset by a $74 million increase in interest and other charges. The $32 million increase in borrowing cost is associated mainly with the increase in the borrowing costs on pre-FAS 133 basis to 3.75% in 2005 (3.58% in 2004) resulting from the general increase in interest rates in the U.S.;
e. a $17 million increase in administrative expenses associated with increases in staff salaries, benefits and consultant expenses;
f. a $10 million reduction in gains realized from sales of equity investments.

Net Unrealized (Losses) Gains on Derivatives, as required by FAS 133

Net unrealized losses on derivatives of $309 million (net unrealized gains of $41 million in 2004) were primarily due to the weakening of certain major currencies against the US dollar. This resulted in the reduction of the value of embedded derivatives in structured borrowings, which are required to be separately reported in the balance sheet, with changes in the fair value reported as part of net income. As the majority of the embedded derivatives are highly sensitive to expected foreign exchange rates movements, the weakening of certain major currencies decreased the value of the embedded derivatives in 2005. In contrast, the unrealized gains on derivatives of $41 million as of December 31, 2004 resulted primarily due to the favorable impact of the expected strengthening of certain major currencies on the value of the embedded derivatives (see *Appendix VIII of the Financial Statements, Note M*).

Cumulative Effect of Change in Accounting Principle

The cumulative effect arising from the adoption of the equity method for certain limited liability companies that have characteristics of partnership (EITF 03-16) in 2005 resulted to a reversal of prior years' income of $8 million, net of a release of provisions of $4 million.

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, a portion of the previous year's actual net income is allocated to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, ADB allocates part of its net income to support development activities in its developing member countries. In May 2005, the Board of Governors approved allocations of 2004 net income as follows: $288 million to the Asian Tsunami Fund, $40 million to surplus, $40 million to the Asian Development Fund, $38 million to ordinary reserve, and $32 million to the Technical Assistance Special Fund; approved the addition of $41 million representing FAS 133 adjustment at December 31, 2004 to the cumulative revaluation adjustment account; and the reduction of $52 million from the loan loss reserve.

Audit Fees

For 2005, PricewaterhouseCoopers (PwC), served as ADB's independent external auditors. The following professional fees were paid in 2005 to PwC: (i) $0.529 million for audit services; and (ii) $0.370 million for non-audit services. No services for financial information systems design and implementation were rendered by PwC to ADB during 2005.

PwC also provided audit services to ADB Institute, an organization affiliated with ADB, for which an amount of $25,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2005, Special Funds consist of the Asian Development Fund, the Technical Assistance Special Fund, the Japan Special Fund, including the Asian Currency Crisis Support Facility, the ADB Institute Special Fund, the Asian Tsunami Fund and the Pakistan Earthquake Fund. The trust funds managed and administered by ADB are the Japan Scholarship Program, the Japan Fund for Poverty Reduction, the Japan Fund for Information and Communication Technology, the Japan Fund for Public Policy Training and channel financing arrangements of a number of grants provided by bilateral donors to support technical assistance and soft components of loans. These trust funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, additionally for the Technical Assistance Special Fund, the Asian Tsunami Fund, and Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see *Appendix VIII of the Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. From its establishment through December 31, 2005, ADB had approved loans aggregating $31,411 million in its special operations. As of December 31, 2005, outstanding ADF loans amounted to $20,238 million.

Special operations loans approved after 1983 are denominated in SDRs for the purpose of commitment, but disbursed in various currencies. Most ADF loans negotiated prior to January 1, 1999 bear only a service charge of 1% per annum on outstanding amounts and require repayment over periods ranging from 35 to 40 years (including 10 years of grace with respect to principal repayments).

For ADF loans negotiated after January 1, 1999, the service charge has been redesignated as an interest charge and amounts to 1% per annum during the grace period and 1.5% per annum during the amortization period. Project loans have a maturity of 32 years including a grace period of eight years while quick disbursing program loans have a maturity of 24 years including a grace period of eight years. The standard loan terms of ADF loans negotiated after September 17, 1987 are subject to modifications in the event the borrowing country's economic conditions should improve to a specified extent.

As of December 31, 2005, 30 donor members (regional and non-regional) have contributed to ADF. As of the same date, ADF aggregate resources committed and available for operational commitments amounted to $27,605 million, consisting of $24,404 million contributed by members, $68 million set aside by the Board of Governors from ordinary capital resources, $2,343 million of accumulated surplus, $167 million of accumulated other comprehensive income, and $623 million transferred from ordinary capital resources and the Technical Assistance Special Fund.

ADF VIII: As of 2005, contributions pledged under the seventh replenishment of the ADF (ADF VIII) amounting to $151.8 million were paid and used for loan commitments. The remaining unpaid contributions as of December 31, 2005 totaled $158.5 million.

ADF IX: The eight replenishment of the ADF (ADF IX), which covers the 4-year period from 2005 through 2008, was authorized in August 2004 by Resolution No. 300 of the Board of Governors. Donors recommended a replenishment of $7 billion, consisting of $3.3 billion in new contributions from donors and $3.7 billion from

internal resources based on the exchange rate specified in the Resolution. ADB IX features a new grant program that may represent up to 21% of its financing framework, including 3% as priority technical assistance. As of December 31, 2005, Instruments of Contribution totaling $2.26 billion had been received.

Technical Assistance Special Fund

The Technical Assistance Special Fund (TASF) is an important source of grant financing for ADB's technical assistance operations. As of December 31, 2005, the total TASF resources amounted to $1,257 million, consisting of $89 million of direct voluntary contributions by members, $663 million of allocations from ordinary capital resources' net income, $368 million of allocations from ADF contributions, and $141 million of income from investments and other sources less $4 million of transfers to ADF. The uncommitted balance of such resources amounted to $216 million as of December 31, 2005.

Through December 31, 2005, total grant-financed technical assistance approved by ADB amounted to approximately $2,782 million, including $1,308 million to be provided by ADB, $962 million to be provided from the Japan Special Fund, and $512 million administered on behalf of other entities. Such assistance has been approved for 40 of ADB's developing member countries and for certain regional activities. As of December 31, 2005, an aggregate amount of $1,126 million in such assistance had been financed from ADB's ordinary capital resources and the TASF.

Japan Special Fund

The Japan Special Fund (JSF) is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and equity investments. The JSF is financed by the Government of Japan on a grant basis. As of December 31, 2005, the cumulative total contributions received from the Government of Japan to JSF amounted to $904 million equivalent. Of the total contributions received, the uncommitted balance after taking into account approved technical assistance not yet effective as of December 31, 2005 was $126 million. In 2005, ADB approved 49 technical assistance from the JSF totaling $28 million inclusive of those approved but not yet effective.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund (ADBISF), which is administered by ADB in accordance with the Statute of ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations and foundations. As of December 31, 2005, cumulative commitments to the ADBISF were $110 million equivalent excluding translation adjustments. Of the total contributions received, $94 million had been utilized as of December 31, 2005.

Asian Tsunami Fund

In February 2005, ADB approved the creation of the Asian Tsunami Fund (ATF) to channel resources from ADB and other contributors to countries affected by the December 2004 tsunami. The ATF will provide a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. ADB contributed $600 million to the ATF, of which $40 million of unutilized funds was transferred back to ADB's ordinary capital resources. In addition, Australia and Luxembourg contributed $4 million and $1 million, respectively.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The PEF is to serve as a dedicated fund to deliver emergency grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. ADB contributed $80 million to the PEF and $5 million has been committed by Finland.

Trust Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program (JSP), funded by the Government of Japan, was established in 1988 to provide opportunities for qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. As of December 31, 2005, the cumulative total of grants received from the Government of Japan for the JSP was $76 million. At the end of 2005, a total of 1,927 scholarships have been awarded to recipients from 35 member countries.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction (JFPR) was established in May 2000 to support ADB-financed projects with poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. As of December 31, 2005, the Government of Japan's total contribution to the JFPR amounted to about $345 million equivalent. At the end of 2005, ADB had approved 72 JFPR projects amounting to $174 million in total.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology (JFICT) was established in July 2001 for a three-year period to harness the potential of information and communication technology and bridge the digital divide in the region to help reduce poverty. The JFICT is financed with a contribution of about $11 million from the Government of Japan. The JFICT was extended by 1 year to accommodate new proposals. As of December 31, 2005, eleven projects have been approved for implementation amounting to $9 million in total.

Japan Fund for Public Policy Training

The Japan Fund for Public Policy Training (JFPPT) was established in March 2004 as a trust fund to enhance the developing member countries' capacity building for public policy management focusing on regional economies in transition. Upon its inception, JFPPT was under the administration of ADB Institute. In December 2005, its administration was transferred to ADB. Since its inception, Japan has contributed about $15 million in total, out of which $2 million had been spent on program support.

Channel Financing Arrangements

The mobilization of official grant cofinancing plays a vital role in ADB operations. ADB mobilizes grant funds from external sources to support ADB's technical assistance program and finance mostly soft components of loan projects. A majority of grants for technical assistance are provided by bilateral donors under channel financing arrangements (CFAs). ADB acts as an administrator of the funds and applies its own guidelines and procedures in recruitment of consultants, procurement, disbursement, and project supervision.

Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund and indicates its preferred sectors and recipient countries in the use of the fund. In addition, the specific activities to be financed under the fund are to be agreed upon by the donor and ADB. ADB is responsible for project preparation, processing and administration. CFAs may be replenished with additional funds at the donor's discretion.

The primary advantage of CFAs is that funding for several individual technical assistance projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first CFA was negotiated in 1980. Since then, ADB has entered into CFAs with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Italy, the Netherlands, New Zealand, Norway, the People's Republic of China, Spain, Sweden, Switzerland, and United Kingdom. In 2005, the People's Republic of China made a contribution of $20 million to establish its first trust fund (PRC Poverty Reduction and Regional Cooperation Fund).

In addition to the traditional type of CFA, which may be used for several sectors, thematic CFAs with bilateral agencies have increased sharply in recent years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic CFAs have been packaged as umbrella facilities to allow more than one donor to contribute. Continued efforts have been made to mobilize grant funds not only from official sources but also from private sector entities. Funds mobilized from private sector entities mostly cofinanced regional technical assistance projects in the environment sector.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted towards his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be re-elected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be re-elected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice Presidents. Each Vice President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of March 31, 2006:

Executive Directors	Alternate Executive Directors	Members Represented[1]
Volker Ducklau (Germany)	David Taylor (United Kingdom)	Austria; Germany; Luxembourg; Turkey; United Kingdom
Emile Gauvreau (Canada)	Pasi Hellman (Finland)	Canada; Denmark; Finland; The Netherlands; Norway; Sweden
Sibtain Fazal Halim (Pakistan)	Marita Magpili-Jimenez (Philippines)	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Agus Haryanto (Indonesia)	Richard Stanley (New Zealand)	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Chol-Hwi Lee (Republic of Korea)	Batir Mirbabayev (Uzbekistan)	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Masaki Omura (Japan)	Atsushi Mizuno (Japan)	Japan
Patrick Pillon (France)	Niklaus Zingg (Switzerland)	Belgium; France; Italy; Portugal; Spain; Switzerland
Ashok Saikia (India)	Nima Wangdi (Bhutan)	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan
Stephen Sedgwick (Australia)	Richard Moore (Australia)	Australia; Azerbaijan; Cambodia; Federated States of Micronesia; Hong Kong, China; Kiribati; Nauru; Palau; Solomon Islands; Tuvalu
Paul W. Speltz (United States)	Paul W. Curry (United States)	United States
Chaiyuth Sudthitanakorn (Thailand)	Sein Tin (Myanmar)	Malaysia; Myanmar; Nepal; Singapore; Thailand
Xiaosong Zheng (People's Republic of China)	Xiaolong Mo (People's Republic of China)	People's Republic of China

[1] Armenia and Turkmenistan are not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

Haruhiko Kuroda	President
Liqun Jin	Vice-President (Operations 1)
C. Lawrence Greenwood	Vice-President (Operations 2)
G.H.P.B. van der Linden	Vice-President (Knowledge Management & Sustainable Development)
Khempheng Pholsena	Vice-President (Finance and Administration)
Young-Hoi Lee	Managing Director General
Jeremy H. Hovland	The Secretary
Arthur M. Mitchell	General Counsel
H. Satish Rao	Director General, East and Central Asia Department
Kunio Senga	Director General, South Asia Department
Vacant	Director General, Southeast Asia Department
Philip Erquiaga	Director General, Pacific Department
Rajat M. Nag	Director General, Mekong Department
Robert Bestani	Director General, Private Sector Operations Department
B. N. Lohani	Director General, Regional and Sustainable Development Department
Kazu Sakai	Director General, Strategy and Policy Department
Bruce Murray	Director General, Operations Evaluation Department
Kensaku Munenaga	Director General, Budget, Personnel and Management Systems Department
Jeffrey Hiday	Director General, Department of External Relations
Ifzal Ali	Chief Economist, Economics and Research Department
Werner E. Liepach	Principal Director, Office of Cofinancing Operations
Philip Daltrop	Principal Director, Central Operations Services Office
Amarjit Singh Wasan	Principal Director, Office of Administrative Services
Robert L.T. Dawson	Principal Director, Office of Information Systems and Technology
Mikio Kashiwagi	Treasurer
Ping-Yung Chiu	Controller
Peter Egens Pedersen	Auditor General

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying on of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

PRICEWATERHOUSECOOPERS

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2005 and 2004, and of statement of subscriptions to capital stock and voting power as at December 31, 2005 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
March 8, 2006

BALANCE

December 31, 2005

Expressed in Thousands of

ASSETS

	2005		2004	
DUE FROM BANKS (Notes B and C)		$ 81,662		$ 76,405
INVESTMENTS (Notes B, C, D, and L)				
Government and government-guaranteed obligations	$ 4,034,905		$ 4,882,882	
Time deposits	3,707,813		2,842,131	
Other securities	3,370,039	11,112,757	2,965,082	10,690,095
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes B and D)		2,770,965		2,040,302
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B and D)		1,118,748		1,330,948
LOANS OUTSTANDING (Appendix V) (Notes A, B, E, and Q) (Including FAS 133 adjustment of $757 - 2005 and $870 - 2004 and unamortized front end fee of $11,077 - 2005 and $28,349 - 2004)				
Members and guaranteed by members	22,923,271		23,790,425	
Private sector	634,982		490,476	
	23,558,253		24,280,901	
Less - provision for loan losses	79,464	23,478,789	84,304	24,196,597
EQUITY INVESTMENTS (Notes A, B, and G)		404,975		257,437
ACCRUED INCOME				
On investments	99,334		90,673	
On loans	239,528	338,862	238,899	329,572
RECEIVABLE FROM MEMBERS (Note K)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	172,966		207,181	
Subscription installments	38	173,004	–	207,181
RECEIVABLE FROM SWAPS (Notes B, H, and Q)				
Borrowings	9,733,074		9,583,846	
Others	1,582,337	11,315,411	1,567,602	11,151,448
OTHER ASSETS				
Property, furniture, and equipment (Notes B and I)	163,586		164,274	
Investment related receivables	244,718		175,440	
Unamortized issuance cost of borrowings	39,257		48,584	
Miscellaneous (Note N)	128,651	576,212	121,353	509,651
TOTAL		**$ 51,371,385**		**$ 50,789,636**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

SHEET

and 2004

United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2005		2004	
BORROWINGS (Appendix VI) (Notes B and J) (Including FAS 133 adjustment of $2,519 - 2005 and $2,585 - 2004)		$ 24,398,499		$ 23,921,444
ACCRUED INTEREST ON BORROWINGS		262,138		264,682
PAYABLE FOR SWAPS (Notes B, H, J, and Q)				
Borrowings	$ 9,354,776		$ 8,841,324	
Others	1,586,604	10,941,380	1,809,722	10,651,046
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		2,795,081		2,061,489
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	345,535		325,508	
Undisbursed technical assistance commitments (Note M)	9,731		20,806	
Miscellaneous (Notes B, E, I, and N)	321,881	677,147	277,884	624,198
TOTAL LIABILITIES		39,074,245		37,522,859
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and K)				
Authorized and subscribed				
(SDR35,097,280,000 - 2005, SDR34,991,710,000 - 2004)	50,163,489		54,161,568	
Less-"callable" shares subscribed	46,635,308		50,352,179	
"Paid-in" shares subscribed	3,528,181		3,809,389	
Less-subscription installments not due	10,980		9,874	
Subscription installments matured	3,517,201		3,799,515	
Less-capital transferred to the Asian Development Fund	68,047		73,692	
	3,449,154		3,725,823	
Net notional amounts required to maintain value of currency holdings (Notes B and K)	(586,105)		(642,944)	
Ordinary reserve (Note L)	8,957,392		8,865,414	
Special reserve (Note L)	193,629		189,539	
Loan loss reserve (Note L)	167,000		218,800	
Surplus (Note L)	117		312,117	
Cumulative revaluation adjustments account (Note K)	234,833		193,870	
Net income after appropriation (Appendix II) (Note L)	105,202		427,080	
Accumulated other comprehensive income (Appendix IV) (Notes B and L)	(224,082)	12,297,140	(22,922)	13,266,777
TOTAL		**$ 51,371,385**		**$ 50,789,636**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005			2004		
REVENUE (Note M)						
From loans (Notes B and E)						
Interest	$967,387			$926,955		
Commitment charge	50,898			50,521		
Other	18,044	$1,036,329		60,869	$1,038,345	
From investments (Notes B and D)						
Interest		377,379			265,557	
From other sources-net (Notes E and R)		18,210			9,166	
TOTAL REVENUE			$1,431,918			$1,313,068
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		893,218			861,657	
Administrative expenses (Note O)		135,689			118,321	
Technical assistance to member countries		(3,446)			(2,404)	
Provision for losses (Notes B and E)		(3,477)			2,254	
Other expenses		4,248			3,044	
TOTAL EXPENSES			1,026,232			982,872
NET REALIZED GAINS (LOSSES)						
From investments (Note M)		(2,097)			31,812	
From equity investments		17,736			27,729	
From borrowings		1,023			11	
Others		306			(158)	
NET REALIZED GAINS			16,968			59,394
NET UNREALIZED (LOSSES) GAINS ON DERIVATIVES, AS REQUIRED BY FAS 133			(308,743)			40,963
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			113,911			430,553
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note B)			(4,619)			–
NET INCOME			109,292			430,553
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note L)			4,090			3,473
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			**$ 105,202**			**$ 427,080**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 918,237	$ 956,798
Interest on investments received	378,032	297,764
Interest received for securities under resale arrangement	4,898	2,092
Interest and other financial expenses paid	(768,295)	(787,601)
Administrative expenses paid	(80,164)	(69,895)
Technical assistance disbursed	(6,962)	(16,805)
Others–net	7,714	18,386
Net Cash Provided by Operating Activities	453,460	400,739
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	11,265,412	8,686,524
Maturities of investments	91,142,586	100,823,059
Purchases of investments	(103,542,060)	(110,933,031)
Net receipts from securities under resale arrangement	107,904	909,387
Principal collected on loans	3,491,031	3,952,679
Loans disbursed	(3,401,301)	(2,393,583)
Net currency and interest rate swaps	4	1,323
Property, furniture, and equipment acquired	(11,473)	(8,266)
Purchases of equity investments	(131,757)	(41,718)
Sales of equity investments	82,798	47,859
Net Cash (Used in) Provided by Investing Activities	(996,856)	1,044,233
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	4,681,615	1,720,375
Borrowings redeemed	(3,580,596)	(4,482,563)
Matured capital subscriptions collected[1]	3,190	2,830
Borrowing issuance expenses paid	(6,286)	(719)
Demand obligations of members encashed	36,442	40,639
Net currency and interest rate swaps	127,655	151,559
Resources transferred to ADF	(40,000)	(150,000)
Resources transferred to TASF	(32,000)	(50,000)
Resources transferred to ATF	(560,000)	-
Resources transferred to PEF	(80,000)	-
Net Cash Provided by (Used in) Financing Activities	550,020	(2,767,879)
Effect of Exchange Rate Changes on Due from Banks	(1,367)	1,364
Net Increase (Decrease) in Due from Banks	5,257	(1,321,543)
Due from Banks at Beginning of Year	76,405	1,397,948
Due from Banks at End of Year	$ 81,662	$ 76,405
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 109,292	$ 430,553
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized losses (gains) on derivatives	308,743	(40,963)
Depreciation and amortization	98,633	146,632
Change in accrued income, including interest and commitment charges added to loans	(136,808)	(88,928)
Net gain from sales of investments and early redemption of borrowings	(11,821)	(62,248)
Change in accrued interest and other expenses	112,451	16,881
Change in undisbursed technical assistance commitments	(11,075)	(19,886)
Provision for losses charged	(7,212)	4,950
Change in administrative expenses receivable from ADF	(7,070)	3,693
Others–net	(1,673)	10,055
Net Cash Provided by Operating Activities	$ 453,460	$ 400,739

1 Supplementary disclosure of noncash financing activities: Nonnegotiable, noninterest-bearing demand promissory notes amounting to $4,225 ($2,912- 2004) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– January 1, 2004	**$3,570,562**	**$(620,805)**	**$8,892,584**	**$186,066**	**$ –**	**$116,645**	**$ 372,257**	**$ 435,886**	**$(100,755)**	**$12,852,440**
Comprehensive income for the year 2004 (Note L)				3,473				427,080	77,833	508,386
Change in SDR value of paid-in shares subscribed	153,065									153,065
Change in subscription installments not due	5,142									5,142
Change in SDR value of capital transferred to Asian Development Fund	(2,946)									(2,946)
Change in notional maintenance of value		(22,139)								(22,139)
Allocation of 2003 net income to surplus (Note L)						195,472		(195,472)		–
Allocation of 2003 net income to TASF and ADF(Note L)								(200,000)		(200,000)
Allocation of 2003 net income to loan loss reserve(Note L)					218,800			(218,800)		–
Reduction of cumulative revaluation account by 2003 FAS 133 adjustment (Note L)							(178,387)	178,387		–
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(27,170)							(27,170)
Balance– December 31, 2004	**$3,725,823**	**$(642,944)**	**$8,865,414**	**$189,539**	**$218,800**	**$312,117**	**$ 193,870**	**$ 427,080**	**$ (22,922)**	**$13,266,777**

ORDINARY CAPITAL RESOURCES

IN CAPITAL AND RESERVES
December 31, 2005 and 2004
United States Dollars (Notes B and K)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– December 31, 2004	**$3,725,823**	**$(642,944)**	**$8,865,414**	**$189,539**	**$ 218,800**	**$ 312,117**	**$193,870**	**$ 427,080**	**$ (22,922)**	**$13,266,777**
Comprehensive income for the year 2005 (Note L)				4,090				105,202	(201,160)	(91,868)
Change in SDR value of paid-in shares subscribed	(289,693)									(289,693)
Change in subscription installments not due	(1,572)									(1,572)
Additional paid-in shares subscribed during the year	8,951									8,951
Change in SDR value of capital transferred to Asian Development Fund	5,645									5,645
Change in notional maintenance of value		56,839								56,839
Allocation of 2004 net income to ordinary reserve, surplus and cumulative revaluation account and transfer from loan loss reserve (Note L)			37,917		(51,800)	40,000	40,963	(67,080)		–
Allocation of 2004 net income to ATF, TASF and ADF (Note L)								(360,000)		(360,000)
Allocation of Surplus to ATF and PEF (Note L)						(352,000)		–		(352,000)
Credit to ordinary reserve for change in SDR value of capital stock (Note L)			54,061							54,061
Balance– December 31, 2005	**$3,449,154**	**$(586,105)**	**$8,957,392**	**$193,629**	**$ 167,000**	**$ 117**	**$234,833**	**$ 105,202**	**$(224,082)**	**$12,297,140**

Note: Figures may not add due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains(Losses)		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Income	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
Balance, January 1	$(6,442)	$(11,437)	$ (20,326)	$(125,520)	$14,272	$45,504	$(10,426)	$ (9,302)	$ (22,922)	$(100,755)
Amortization	3,876	4,995	–	–	–	–	–	–	3,876	4,995
Other comprehensive income for the year	–	–	(226,356)	105,194	15,825	(31,232)	5,495	(1,124)	(205,036)	72,838
Balance, December 31	**$(2,566)**	**$ (6,442)**	**$(246,682)**	**$ (20,326)**	**$30,097**	**$14,272**	**$ (4,931)**	**$(10,426)**	**$(224,082)**	**$ (22,922)**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

SUMMARY STATEMENT
December 31, 2005
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 35,000	$ –	$ –	$ 35,000	0.09
Azerbaijan	–	–	59,000	59,000	0.15
Bangladesh	288,034	403,404	225,000	916,438	2.34
China, People's Rep. of	5,552,543	3,580,611	1,363,800	10,496,954	26.87
Fiji Islands	72,596	81,711	–	154,307	0.39
India	3,111,471	3,244,836	1,139,533	7,495,840	19.18
Indonesia	8,365,416	947,044	535,100	9,847,560	25.20
Kazakhstan	70,399	40,680	–	111,079	0.28
Korea, Rep. of	139,341	–	–	139,341	0.36
Lao People's Dem. Rep.	26,121	43,879	–	70,000	0.18
Malaysia	314,858	6,629	–	321,487	0.82
Marshall Islands	3,816	–	–	3,816	0.01
Micronesia, Fed. States of	–	–	4,800	4,800	0.01
Mongolia	4,500	–	–	4,500	0.01
Myanmar	–	–	–	–	–
Nauru	2,300	–	–	2,300	0.01
Nepal	31,243	–	–	31,243	0.08
Pakistan	1,834,274	1,281,408	387,300	3,502,982	8.97
Papua New Guinea	170,276	71,298	–	241,574	0.62
Philippines	2,676,084	605,894	223,337	3,505,315	8.97
Sri Lanka	203,166	200,558	150,000	553,724	1.42
Thailand	201,238	24,599	–	225,837	0.58
Uzbekistan	329,437	352,662	–	682,099	1.75
Viet Nam	137,217	123,750	360,000	620,967	1.59
	23,569,330	11,008,963	4,447,870	39,026,163	99.88
Regional	–	16,500	28,500	45,000	0.12
TOTAL – December 31, 2005	23,569,330	11,025,463	4,476,370	39,071,163	100.00
Provision for losses	(79,464)	–	–	(79,464)	
Unamortized front-end fee	(11,077)	–	–	(11,077)	
NET BALANCE – December 31, 2005	**$ 23,478,789**	**$ 11,025,463**	**$ 4,476,370**	**$38,980,622**	
Made up of loans to:					
Members and guaranteed by members	$ 22,920,971	$ 10,934,499	$ 3,788,345	$ 37,643,815	
Private sector	557,818	90,964	688,025	1,336,807	
Net balance – December 31, 2005	$ 23,478,789	$ 11,025,463	$ 4,476,370	$ 38,980,622	
TOTAL – December 31, 2004	$ 24,309,250	$ 10,501,879	$ 5,053,684	$ 39,864,813	
Provision for losses	(84,304)	–	–	(84,304)	
Unamortized front-end fee	(28,349)	–	–	(28,349)	
NET BALANCE – December 31, 2004	**$ 24,196,597**	**$ 10,501,879**	**$ 5,053,684**	**$ 39,752,160**	
Made up of loans to:					
Members and guaranteed by members	$ 23,788,125	$ 10,344,131	$ 4,700,180	$ 38,832,436	
Private sector	408,472	157,748	353,504	919,724	
Net balance – December 31, 2004	$ 24,196,597	$ 10,501,879	$ 5,053,684	$ 39,752,160	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $200,030 ($286,791 - 2004), on pool-based loans totaled $12,828,090 ($14,879,834 - 2004) and on LIBOR-based loans and market-based loans totaled $10,541,209 ($9,142,625 - 2004). The average yield on loans was 4.35% (4.16% - 2004).
2 *Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $205,674 ($205,928 - 2004).*
3 Excludes multitranche financing facilities of $1,520,000 (nil - 2004). No loan from these facilities was approved in 2005.
4 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $16,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII)

ORDINARY CAPITAL RESOURCES

OF LOANS
and 2004
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2006	$1,391,705	2015	10,400,279
2007	1,486,394	2020	7,971,305
2008	1,676,088	2025	5,276,228
2009	1,862,284	2030	2,484,811
2010	1,973,074	2035	57,565
		2037	15,060
		Total	$34,594,793[4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2005	2004	Currency	2005	2004
Euro	$2,436	$6,025	Philippine peso	34,856	–
Japanese yen	4,961,336	6,034,805	Swiss franc	23,262	37,050
Indian rupee	75,977	20,836	United States dollar	18,471,463	18,210,534
			Total	**$23,569,330**	**$24,309,250**

December 31, 2005

Expressed in Thousands of

	Borrowings		Swap Arrangements [2]	
	Principal Outstanding [1]		Payable (Receivable) [3]	
	2005	2004	2005	2004
Australian dollar	$ 1,781,100	$ 1,854,960	$(1,765,589)	$(1,841,031)
Canadian dollar	516,840	479,169	(527,379)	(476,539)
Chinese yuan	123,913	–	–	–
Euro	1,300,396	1,495,866	(1,382,359)	(1,635,741)
Hong Kong dollar	167,632	205,756	(164,330)	(211,344)
Indian rupee	111,123	114,482	7,160	11,800
				(8)
Japanese yen	3,779,260	4,718,762	2,894,589	3,400,155
			(1,721,168)	(1,772,389)
Malaysian ringgit	105,834	105,263	(105,675)	(104,585)
New Taiwan dollar	213,242	218,955	(204,263)	(209,561)
New Zealand dollar	319,153	–	(308,832)	–
Philippine peso	31,168	–	(129)	–
Pound sterling	316,125[5]	189,613	3,548	–
Singapore dollar	120,301	122,268	(117,923)	(122,363)
South African rand	677,131	–	(662,065)	–
Swiss franc	525,343	861,432	(234,229)	(546,636)
Thai baht	97,501	–	(91,116)	–
United States dollar	14,267,934[6]	13,845,588	6,449,479	5,429,369
			(2,448,017)	(2,663,649)
Subtotal	24,453,996	24,212,114	(378,298)	(742,522)
Unamortized discounts/ premiums and transition adjustments	99,680	74,302		
Embedded derivatives	(155,177)	(364,972)		
FAS 133 Adjustments				
Total	$24,398,499	$23,921,444		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING [7]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2006	$3,497,383	2015	$ 5,460,727
2007	5,818,405	2020	1,315,894
2008	3,209,866	2025	299,928
2009	2,543,882	2030	460,979
2010	1,777,261	2035	65,423
		over 2035	4,248[8]
		Total	**$24,453,996**

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2005	Aggregate Face Amount 2004	Discounted Value 2005	Discounted Value 2004
Australian dollar	$ 966,174	$1,028,940	$ 730,752	$ 736,378
Canadian dollar	689,388	664,424	516,840	479,169
Philippine peso	47,143	–	31,168	–
South African rand	15,760	–	12,056	–
Swiss franc	371,891	431,502	221,632	244,313
United States dollar	1,772,903	1,782,903	$1,084,934	1,055,588

2 Includes currency and interest rate swaps. At December 31, 2005, the remaining maturity of swap agreements ranged from less than one year to 30 years. Approximately 71.67% of the swap receivables and 75.46% of the payables are due before January 1, 2011.

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

ORDINARY CAPITAL RESOURCES

OF BORROWINGS
and 2004
United States Dollars (Note B)

Net Currency Obligation[3] 2005	Net Currency Obligation[3] 2004	Weighted Average Cost (%) After Swaps [4]
$ 15,511	$ 13,929	31.81
(10,539)	2,630	(6.80)
123,913	–	3.45
(81,963)	(139,875)	0.16
3,302	(5,588)	0.03
118,283	126,274	5.39
4,952,681	6,346,528	1.19
159	678	7.95
8,979	9,394	(11.33)
10,321	–	1.53
31,039	–	19.08
319,673	189,613	12.21
2,378	(95)	0.36
15,066	–	0.26
291,114	314,796	5.35
6,385	–	0.40
18,269,396	16,611,308	4.35
24,075,698	23,469,592	3.76
		1.28
		5.04

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Fixed	Pay Floating[9]	Maturing Through[10]
Receive Fixed Swaps:					
Australian dollar[11]	$ 67,972	2.68		(0.33)	2022-2032
Euro[12]	84,965	4.40	3.62		2010
Indian rupee	111,124	5.40		6.02	2014
Philippine peso	30,789			7.76	2010
United States dollar	8,303,627	3.61		3.93	2006-2018
United States dollar[13]	42,483	2.14		(0.33)	2016-2027
Receive Floating Swaps:					
Japanese yen	654,658	0.28	0.62	(0.33)	2009-2032
Total	**$9,295,618**				

4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus, the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Consists of long-term borrowings of $169,691 and short-term borrowings of $146,434.
6 Consists of long-term borrowings of $14,149,934 and short-term borrowings of $118,000.
7 Bonds with put and call options were considered maturing on the first put or call date.
8 Of this amount, $4,248 will mature in March 2036.
9 Represent average current floating rates, net of spread.
10 Swaps with early termination date were considered maturing on the first termination date.
11 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
12 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
13 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2005
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
			Par Value of Shares				
MEMBERS	Number of Shares	Percent of Total	Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 17,080	$ 11,620	$ 5,460	14,904	0.340
Armenia	10,557	0.301	150,888	140,283	10,605	24,266	0.553
Australia	204,740	5.834	2,926,287	2,721,359	204,929	218,449	4.979
Azerbaijan	15,736	0.448	224,910	209,088	15,822	29,445	0.671
Bangladesh	36,128	1.029	516,367	480,206	36,161	49,837	1.136
Bhutan	220	0.006	3,144	2,816	329	13,929	0.317
Cambodia	1,750	0.050	25,012	20,753	4,259	15,459	0.352
China, People's Rep. of	228,000	6.496	3,258,736	3,030,467	228,269	241,709	5.510
Cook Islands	94	0.003	1,344	1,258	86	13,803	0.315
Fiji Islands	2,406	0.069	34,388	31,973	2,415	16,115	0.367
Hong Kong, China	19,270	0.549	275,420	256,125	19,295	32,979	0.752
India	224,010	6.383	3,201,708	2,977,498	224,210	237,719	5.419
Indonesia	192,700	5.490	2,754,203	2,561,338	192,866	206,409	4.705
Japan	552,210	15.734	7,892,572	7,339,845	552,727	565,919	12.900
Kazakhstan	28,536	0.813	407,856	379,285	28,571	42,245	0.963
Kiribati	142	0.004	2,030	1,887	143	13,851	0.316
Korea, Rep. of	178,246	5.079	2,547,617	2,369,229	178,387	191,955	4.375
Kyrgyz Republic	10,582	0.302	151,245	140,654	10,591	24,291	0.554
Lao PDR	492	0.014	7,032	6,274	758	14,201	0.324
Malaysia	96,350	2.745	1,377,102	1,280,655	96,447	110,059	2.509
Maldives	142	0.004	2,030	1,887	143	13,851	0.316
Marshall Islands	94	0.003	1,344	1,258	86	13,803	0.315
Micronesia, Fed. States of	142	0.004	2,030	1,887	143	13,851	0.316
Mongolia	532	0.015	7,604	7,075	529	14,241	0.325
Myanmar	19,270	0.549	275,420	256,125	19,295	32,979	0.752
Nauru	142	0.004	2,030	1,887	143	13,851	0.316
Nepal	5,202	0.148	74,351	69,134	5,217	18,911	0.431
New Zealand	54,340	1.548	776,665	722,282	54,384	68,049	1.551
Pakistan	77,080	2.196	1,101,681	1,024,529	77,152	90,789	2.069
Palau	114	0.003	1,629	1,515	114	13,823	0.315
Papua New Guinea	3,320	0.095	47,452	44,150	3,302	17,029	0.388
Philippines	84,304	2.402	1,204,932	1,120,562	84,370	98,013	2.234
Samoa	116	0.003	1,658	1,486	172	13,825	0.315
Singapore	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Solomon Islands	236	0.007	3,373	3,144	229	13,945	0.318
Sri Lanka	20,520	0.585	293,286	272,748	20,539	34,229	0.780
Taipei,China	38,540	1.098	550,841	512,279	38,562	52,249	1.191
Tajikistan	10,134	0.289	144,842	134,652	10,191	23,843	0.543
Thailand	48,174	1.373	688,537	640,313	48,224	61,883	1.411
Timor-Leste	350	0.010	5,002	4,645	357	14,059	0.320
Tonga	142	0.004	2,030	1,887	143	13,851	0.316
Turkmenistan	8,958	0.255	128,034	119,030	9,004	22,667	0.517
Tuvalu	50	0.001	715	657	57	13,759	0.314
Uzbekistan	23,834	0.679	340,652	316,798	23,855	37,543	0.856
Vanuatu	236	0.007	3,373	3,144	229	13,945	0.318
Viet Nam	12,076	0.344	172,599	152,803	19,795	25,785	0.588
Total Regional	**2,223,452**	**63.351**	**31,779,132**	**29,538,523**	**2,240,609**	**2,854,066**	**65.056**
NONREGIONAL							
Austria	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Belgium	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Canada	185,086	5.274	2,645,379	2,460,131	185,248	198,795	4.531
Denmark	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Finland	12,040	0.343	172,084	160,035	12,049	25,749	0.587
France	82,356	2.347	1,177,090	1,094,649	82,440	96,065	2.190
Germany	153,068	4.361	2,187,755	2,034,537	153,218	166,777	3.802
Italy	63,950	1.822	914,018	850,001	64,017	77,659	1.770
Luxembourg	12,040	0.343	172,084	159,978	12,106	25,749	0.587
The Netherlands	36,294	1.034	518,739	482,422	36,318	50,003	1.140
Norway	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Portugal	12,040	0.343	172,084	159,978	12,106	25,749	0.587
Spain	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Sweden	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Switzerland	20,650	0.588	295,144	274,463	20,682	34,359	0.783
Turkey	12,040	0.343	172,084	160,035	12,049	25,749	0.587
United Kingdom	72,262	2.059	1,032,819	960,498	72,321	85,971	1.960
United States	552,210	15.734	7,892,572	7,339,845	552,727	565,919	12.900
Total Nonregional	**1,286,276**	**36.649**	**18,384,357**	**17,096,785**	**1,287,572**	**1,533,038**	**34.944**
TOTALS	**3,509,728**	**100.000**	**$ 50,163,489**	**$ 46,635,308**	**$ 3,528,181**	**4,387,104**	**100.000**

Notes: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2005, the total of such loans, equity investments, and guarantees aggregated approximately 68.3% (64.7% - 2004) of the total subscribed capital, reserves, and surplus as defined.

Article 12; paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2005, such equity investments represented approximately 5.6% (4.0% - 2004) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies as these are the currencies of the primary economic environment in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency at the applicable rates of exchange at the end of the reporting period. Income and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of Special Drawing Right (SDR) capital values (see Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective January 1, 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2005, the value of the SDR in terms of the current United States dollar was $1.42927 ($1.54784 - 2004) giving a value for each share of ADB's capital equivalent to $14,292.70 ($15,478.40 - 2004). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

All derivative transactions are reported in accordance with Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred as FAS 133, effective January 1, 2001. FAS 133 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because

economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition loss of $81,657,000 in other comprehensive income and a gain of $34,656,000 was reported in net income. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transaction affect earnings.

Investments

All investment securities and negotiable certificates of deposit held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premium and discounts.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

Effective 2000, ADB levies front-end fees on all new public sector loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, entire front-end fee on all new public sector loans approved during the year was waived. In 2005, the policy was extended to cover the period up to June 2006.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to public sector and private sector borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (see Note F) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the period of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

Investments in equity securities which are considered as "Available for Sale" are reported at estimated fair value. Investments in equity securities without readily determinable fair values are reported at cost less impairment.

ADB applies equity method of accounting to investments where ADB has the ability to exercise significant influence, limited partnership (LLPs) with larger than 3% ownership, and to certain limited liability companies (LLCs) that maintains a specific ownership account for each investor.

Equity investments with poor credit ratings are assessed for impairment at each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Equity investments with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2004, the Emerging Issues Task Force (EITF) issued EITF 03-16 which requires that investments in limited liability companies (LLC) that have characteristics of partnership to be accounted using equity method. This became effective for ADB in 2005.

In May 2005, FASB issued FAS No. 154, Accounting Changes and Error Corrections. This statement is effective for accounting changes and corrections of errors made in the calendar years beginning after December 15, 2005. As this standard requires that, in the absence of specific transitional provisions applying to a change in accounting policy (including adoption of a new standard), any such change should be applied retroactively, it will affect ADB's application and presentation of accounting changes in its financial reporting in future fiscal years.

In November 2005, FASB issued an FASB Staff Position (FSP) FAS 115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The statement is effective for reporting periods beginning after December 15, 2005 and will affect ADB's financial reporting in future fiscal years.

In January 2003, FASB issued FASB Interpretation No. 46 (FIN 46). During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R). Fin 46 and FIN 46R (collectively referred to as FIN 46) define certain variable interest entities (VIE) and require parties to such entities to assess and measure variable interests in the VIE for the purpose of determining possible consolidation of the VIE. Variable interests can arise from equity investments, loans, and guarantees. An entity that will absorb a majority of VIE's expected losses or receive expected residual return is deemed to be the primary beneficiary of the VIE and is subject to consolidation according to the provisions of FIN 46. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2005 (39 - 2004), cash in banks (due from banks) and demand obligations totaling $51,124,000 ($50,625,000 - 2004) and $170,856,000 ($173,672,000 - 2004), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one - 2004) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $19,000 ($1,000 - 2004) and $2,824,000 ($2,789,000 - 2004), respectively, have been restricted. None of the demand obligations held by ADB in 2005 was restricted (nil - 2004).

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the

Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. Securities may be lent, borrowed, and sold short.

In addition, ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2005, the notional amount of outstanding purchase and sales futures contracts were $103,750,000 and $27,700,000, respectively, ($110,900,000 and $21,800,000 - 2004).

Included in "Other securities" as of December 31, 2005 were corporate bonds and other obligations of banks amounting to $2,653,610,000 ($2,300,457,000 – 2004) and asset/mortgage-backed securities of $716,429,000 ($664,625,000 - 2004).

The currency compositions of the investment portfolio as of December 31, 2005 and 2004 expressed in United States dollars are as follows:

Currency	2005	2004
Australian dollar	$ 351,594,000	$ 352,369,000
Canadian dollar	232,121,000	216,094,000
Euro	656,701,000	636,785,000
Japanese yen	2,765,649,000	3,066,061,000
Pound sterling	254,016,000	220,103,000
Swiss franc	224,222,000	249,739,000
United States dollar	6,071,043,000	5,460,428,000
Others	557,411,000	488,516,000
Total	$11,112,757,000	$10,690,095,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2005 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 4,930,902,000	$ 4,933,838,000
Due after one year through five years	3,987,196,000	4,006,123,000
Due after five years through ten years	2,194,659,000	2,216,830,000
Total	$11,112,757,000	$11,156,791,000

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2005 and 2004

Additional information relating to investments in government and government-guaranteed obligations and other securities is as follows:

	2005	2004
As of December 31		
Amortized cost	$ 7,448,978,000	$ 7,858,833,000
Estimated fair value	7,404,944,000	7,847,964,000
Gross unrealized gains	13,214,000	29,802,000
Gross unrealized losses	(57,248,000)	(40,671,000)
For the years ended December 31:		
Change in net unrealized losses from prior year	(33,165,000)	(46,687,000)
Proceeds from sales	11,265,412,000	8,686,523,000
Gross gain on sales	18,941,000	54,363,000
Gross loss on sales	(21,025,000)	(21,167,000)

As of December 31, 2005, gross unrealized losses amounted to $57,248,000 ($40,671,000 – 2004) from government and government-guaranteed obligations, corporate bonds and mortgage/asset-backed securities, resulting from market movements. There were 17 government and government obligations (four – 2004), 52 corporate obligations (two -2004), 78 mortgage/asset-backed security positions (23 – 2004) that sustained unrealized losses for over one year, representing 12.05% (4.33% - 2004) of the investments. Comparative details for 2005 and 2004 are as follows:

For the year 2005

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$1,734,260,000	$ 7,963,000	$ 618,592,000	$21,432,000	$2,352,852,000	$29,395,000
Corporate bonds	740,136,000	5,682,000	632,562,000	14,663,000	1,372,698,000	20,345,000
Mortage/Asset-backed securities	390,275,000	5,287,000	88,117,000	2,221,000	478,392,000	7,508,000
Total	$2,864,671,000	$18,932,000	$1,339,271,000	$38,316,000	$4,203,942,000	$57,248,000

For the year 2004

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 943,767,000	$15,177,000	$423,984,000	$14,511,000	$1,367,751,000	$29,688,000
Corporate bonds	850,070,000	7,864,000	6,749,000	153,000	856,819,000	8,017,000
Mortage/Asset-backed securities	233,935,000	2,215,000	31,746,000	751,000	265,681,000	2,966,000
Total	$2,027,772,000	$25,256,000	$462,479,000	$15,415,000	$2,490,251,000	$40,671,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts.

NOTE E—LOANS

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not generally affected by credit risks based on ADB's experience with its borrowers. Provision for loan losses is made against impaired public sector and private sector loans.

The carrying amount and estimated fair value of loans outstanding at December 31, 2005 and 2004 are as follows:

	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 148,881,000	$ 177,136,000	$ 228,457,000	$ 280,769,000
Pool-based single currency (JPY) loans*	3,893,573,000	4,420,741,000	4,994,867,000	5,703,209,000
Pool-based single currency (US$) loans	8,930,128,000	9,739,443,000	9,879,842,000	11,095,700,000
LIBOR-based loans	10,370,249,000	10,465,957,000	9,040,796,000	9,091,361,000
Fixed rate loans	27,292,000	31,537,000	33,840,000	41,011,000
Local currency loans	108,666,000	112,357,000	18,795,000	19,803,000
Total	$23,478,789,000	$24,947,171,000	$24,196,597,000	$26,231,853,000

*Transformed from pool-based multicurrency loans effective 1 January 2004.

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The new LBL lending facility offers borrowers the flexibility of (i)

choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all loans for which the invitation to negotiate is issued on or after July 1, 2001. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In November 2002, ADB offered local currency loans (LCLs) to private sector borrowers. In August 2005, ADB also offered LCLs to public sector borrowers.

In November 2003, ADB offered borrowers to transform their outstanding pool-based multicurrency loans of $6.5 billion to pool-based single currency loans in Japanese yen. The transformation facilitates borrower's administration for loan service payments and loan accounting. The transformation became effective on January 1, 2004.

In 2005, ADB received prepayments for 12 loans amounting to $597,423,000 ($2,790,488,000 - 2004) and collected prepayment premiums of $16,457,000 ($59,427,000 - 2004) which have been included in "Other income from loans." Ninety-five percent of the prepaid amounts were pool-based single currency US dollar loans in 2005 compared to 51% for pool-based single currency US dollar and 42% for Japanese yen loans, in 2004.

Since 1988, ADB has charged front-end fees for private sector loans. Effective January 1, 2000, ADB levies a front-end fee of 1% for public sector loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% is charged for new program loans and the progressive commitment fee of 0.75% is maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based OCR public sector loans and new public sector market-based loans was increased from 0.4% to 0.6%.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Governors approved the waiver of the entire 1% front-end fee on all new public sector loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on public sector loans approved in 2003) and waiver of 20 basis points of the lending spread on public sector loans outstanding from July 1, 2004 – June 30, 2005 for borrowers that do not have loans in arrears. In 2005, the policy was extended to cover the period up to June 2006.

The front-end fees received for the year ended December 31, 2005 were $11,714,000 ($23,734,000 - 2004). Administrative expenses relating to direct loan origination of $24,481,000 for the year ended December 31, 2005 ($22,421,000 – 2004) were deferred and offset against front-end fees earned. The excess, if any, is amortized over the life of each loan.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2005 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2005 and 2004 are as follows:

	2005	2004
Public Sector		
Fixed rate multicurrency loans	$ 148,881,000	$ 228,457,000
Pool-based single currency (JPY) loans*	3,889,612,000	4,988,817,000
Pool-based single currency (US$) loans	8,933,196,000	9,882,950,000
LIBOR-based loans	9,960,837,000	8,717,307,000
	22,932,526,000	23,817,531,000
Less: Provision for loan losses	(2,300,000)	(2,300,000)
Unamortized front-end fee	(9,255,000)	(27,106,000)
	(11,555,000)	(29,406,000)
Sub-total	22,920,971,000	23,788,125,000
Private Sector		
Pool-based single currency (JPY) loans*	5,282,000	8,067,000
Fixed rate loans	51,150,000	58,334,000
LIBOR-based loans	469,539,000	404,482,000
Local currency loans	110,833,000	20,836,000
	636,804,000	491,719,000
Less: Provision for loan losses	(77,164,000)	(82,004,000)
Unamortized front-end fee	(1,822,000)	(1,243,000)
	(78,986,000)	(83,247,000)
Sub-total	557,818,000	408,472,000
Total	$23,478,789,000	$24,196,597,000

*Transformed from pool-based multicurrency loans effective January 1, 2004.

Loans in Nonaccrual Status

One public sector loan to Nauru remained in nonaccrual status as of December 31, 2005 (one to Nauru - 2004). The principal outstanding for this loan as of December 31, 2005 was $2,300,000 ($2,300,000 – 2004) of which $596,000 ($462,000 – 2004) was overdue. The loan in nonaccrual status resulted in $144,000 ($144,000 - 2004) not being recognized as income from public sector loans for the year ended December 31, 2005. The accumulated interest and other charges on this loan that were not recognized as income as of December 31, 2005 would have totaled $846,000 ($702,000 - 2004).

Ten private sector loans were in nonaccrual status as of December 31, 2005 (eleven - 2004). The principal outstanding at that date was $49,162,000 ($50,426,000 - 2004) of which $40,585,000 ($38,735,000 - 2004) was overdue. Loans in nonaccrual status resulted in $11,096,000 ($9,582,000 - 2004) not being recognized as income from private sector loans for the year ended 31 December 2005. The accumulated interest and other charges on these loans, net of loan charges of $4,745,000 waived and written off due to restructuring of loans in nonaccrual status of prior year, that were not recognized as income as of December 31, 2005 would have totaled $52,839,000 ($46,488,000 - 2004).

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. During the year, no additional loan loss provision ($2,060,000 – 2004) was provided against public sector loans. Loan loss provisions have been made against impaired private sector loans (see Note M).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2005 and 2004 is as follows:

	2005	2004
Loans not subject to loss provisions	$23,487,887,000	$24,218,977,000
Loans subject to loss provisions	81,443,000	90,273,000
Total	$23,569,330,000	$24,309,250,000
Average amount of loans subject to loss provisions	$ 88,184,000	$ 94,680,000
Related interest income on such loans recognized in the year	$ 1,209,000	$ 1,585,000
Cash received on related interest income on such loans	$ 1,195,000	$ 1,531,000

The changes in the provision for loan losses during 2005 and 2004 are as follows:

	2005			2004		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance January 1	$2,300,000	$82,004,000	$84,304,000	$ 240,000	$82,141,000	$82,381,000
Provision(written back) charged during the year	–	(3,477,000)	(3,477,000)	2,060,000	194,000	2,254,000
Provision written off	–	(664,000)	(664,000)	–	(565,000)	(565,000)
Translation adjustment	–	(699,000)	(699,000)	–	234,000	234,000
Balance December 31	$2,300,000	$77,164,000	$79,464,000	$2,300,000	$82,004,000	$84,304,000

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2005 and 2004 are as follows:

	2005		2004	
	Amount	No.of Loans	Amount	No.of Loans
Public sector loans	$802,678,000	40	$815,777,000	39
Private sector loans	107,609,000	10	121,480,000	10
Total	$910,287,000	50	$937,257,000	49

During the year ended December 31, 2005, a total of $965,000 ($735,000 - 2004) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of December 31, 2005 and December 31, 2004 covered:

	2005		2004	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,024,030,000	$1,006,123,000	$1,156,735,000	$1,153,593,000
without counterguarantee	5,502,000	5,219,000	-	-
	$1,029,532,000	$1,011,342,000	$1,156,735,000	$1,153,593,000
Political Risk Guarantees				
with counterguarantee	145,558,000	113,237,000	253,167,000	100,508,000
without counterguarantee	100,858,000	66,098,000	102,233,000	52,252,000
	246,416,000	179,335,000	355,400,000	152,760,000
Others	950,000	950,000	-	-
Total	$1,276,898,000	$1,191,627,000	$1,512,135,000	$1,306,353,000

None of these amounts were subject to call as of December 31, 2005 (nil - December 31, 2004). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2005 was $754,542,000 ($715,733,000 – 2004).

As of December 31, 2005, a total liability of $15,839,000 ($10,842,000 – 2004) relating to stand-by ready obligation for one partial credit risk guarantee (nil – 2004) and three political risk guarantees (two - 2004) has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include $87,427,000 investments in limited partnership and limited liability companies which are accounted for on the equity method ($20,016,000 in limited partnership and $7,472,000 in Asian Finance and Investment Corporation Ltd. (AFIC) – 2004). In June 2005, ADB divested its holdings in AFIC.

Accumulated net unrealized gains on equity investments reported at market value were $110,331,000 at December 31, 2005 ($28,946,000 - 2004) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

As of December 31, 2005, there were eight equity investments (eight – 2004) with total fair value of $1,786,000 ($1,504,000 – 2004) that sustained unrealized losses for over one year amounting to $309,000 ($488,000 - 2004).

Approved equity investment facility that has not been disbursed was $309,528,000 at December 31, 2005 ($279,815,000 - 2004).

NOTE H—DERIVATIVE INSTRUMENTS

The fair value of outstanding currency swap agreements and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered for the purpose of hedging specific investments and loans.

ADB entered into investments related swap transactions with total notional amount of $2,087,111,000 as of December 31, 2005 ($2,125,611,000 – 2004).

ADB entered into currency and interest rate swaps, amounting to $10,804,000 and $17,284,000 as at December 31, 2005, respectively ($5,342,000 and $12,525,000 – 2004 respectively) to better align the composition of outstanding loans with funding sources and assist borrower's financial management.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2005 amounted to $337,000 ($331,000 – 2004) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,471,000 – 2004) to $4,134,000 ($4,140,000 – 2004). At December 31, 2005, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $8,639,000 ($8,639,000 - 2004). At December 31, 2005 accumulated depreciation for property, furniture, and equipment was $124,312,000 ($112,545,000 - 2004).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

ADB issues structured debt, which includes embedded derivatives and simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $155,177,000 as of December 31, 2005 ($364,972,000 – 2004) that are required to be separately accounted for under FAS 133.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2005 consists of 3,509,728 shares (3,499,171 – 2004), all of which have been subscribed by members (3,499,171 – 2004). Of the subscribed shares, 3,262,876 (3,253,061 - 2004) are "callable" and 246,852 (246,110 – 2004) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources (OCR) or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2005, all matured installments amounting to $3,517,201,000 ($3,799,515,000 - 2004) were received except for $38,000 from one country (nil – 2004). Installments not due aggregating $10,980,000 ($9,874,000 - 2004) are receivable as follows:

For the Year ending December 31:

2006	$5,678,000	2007	$2,651,000	2008	$2,651,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $68,047,000 as of December 31, 2005 ($73,692,000 - 2004) expressed in terms of the SDR on the basis of $1.42927 ($1.54784 - 2004) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—see Note B), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof,

the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2005 consisted of (a) the increase of $497,298,000 ($732,935,000 - 2004) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2005 and (b) the net decrease of $88,807,000 (increase of $89,991,000- 2004) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2005	2004
Notional MOV Receivables	$791,945,000	$912,255,000
Notional MOV Payables	205,840,000	269,311,000
Total	$586,105,000	$642,944,000

Membership

As of December 31, 2005, ADB is owned by 64 member countries, 46 countries from the region and 18 countries from outside the region (see OCR–7). During 2005, Armenia has subscribed to 10,577 shares of ADB's capital stock.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. As of December 31, 2005, of the net income for the year ended December 31, 2004, $37,917,000 was allocated to ordinary reserve (nil – 2004), $40,000,000 to Surplus ($195,472,000 – 2004), and $288,000,000, $40,000,000 and $32,000,000 were allocated to Asian Tsunami Fund (ATF), ADF and TASF, respectively ($150,000,000 and $50,000,000 to ADF and TASF, respectively - 2004).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (see Note B) resulted in a net credit of $54,061,000 to the Ordinary Reserve during the year ended December 31, 2005 (charge of $27,170,000 - 2004). That credit is the decrease in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative

net unrealized gains (losses) on derivatives, as required by FAS 133 to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." During the year, the 2004 net unrealized gains on derivatives of $40,963,000 resulted in an increase (decrease of $178,387,000 – 2004) of the balance of the Cumulative Revaluation Adjustments account at December 31, 2005 to $234,833,000 ($193,870,000 – 2004).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2005, guarantee fees amounting to $4,090,000 ($3,473,000 – 2004) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's public sector loans and guarantees portfolio. In 2005, the estimated loan loss reserve requirement was $167,000,000 resulting in a decrease of $51,800,000. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2005, the Board of Governors approved the initial transfer of $312,000,000 from Surplus to ATF to finance the needs of the tsunami-affected developing member countries and allocated $40,000,000 out of 2004 net income to Surplus ($195,472,000 – 2004). In the last quarter of 2005, unutilized ATF funds of $40,000,000 was transferred back to Surplus and $80,000,000 was transferred from Surplus to the Pakistan Earthquake Fund.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments and minimum pension liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2005 was $1,036,329,000 ($1,038,345,000 - 2004). The average yield on the loan portfolio during the year was 4.35% (4.16% - 2004), excluding premiums received on prepayment and other loan income. Premiums on prepaid loans collected during 2005 amounted to $16,457,000 ($59,427,000 - 2004).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under securities lending and resale arrangements for the year ended December 31, 2005 was $371,357,000 ($281,793,000 - 2004). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.96% (2.21% -2004) excluding unrealized gains and losses on investments and 2.44% (1.81% -2004) including unrealized gains and losses on investments.

Income from other sources primarily includes dividends received for the year ended December 31, 2005 amounting to $3,409,000 ($10,540,000 - 2004) and ADB's share of the net gain of equity investments of $3,497,000 (net loss of $13,185,000 - 2004) accounted for on the equity method.

Total interest expense incurred for the year ended December 31, 2005 amounted to $881,540,000 ($845,304,000- 2004). Other borrowings and related expenses consist of amortization of borrowings' issuance costs and other expenses of $11,678,000 ($16,353,000 - 2004).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2004 were apportioned between OCR and the Asian Development Fund in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $335,921,000 ($305,893,000 - 2004), $175,751,000 ($165,151,000 - 2004) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $24,481,000 ($22,421,000 – 2004) related to new loans for the year ended December 31, 2005 (see Notes B and E).

During 2005, the Bank offered an enhanced separation program to eligible staff to resign before their normal retirement date. Administrative expenses for 2005 include the $4,661,000 termination benefits for staff who accepted the program.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly the write-back in the amount of $3,446,000 for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($2,404,000 - 2004).

As of December 31, 2005, the net cumulative amount of TA commitments that had been charged to OCR current income in the prior years amounted to $69,751,000 ($73,197,000 - December 31, 2004) out of which $60,020,000 ($52,391,000 - 2004) had been disbursed.

For the year ended December 31, 2005, write-back of provision for losses of $3,477,000 corresponded to private sector loans. For the year ended December 31, 2004, the provision for losses totaled $2,254,000 which includes $194,000 for private sector loans and $2,060,000 for public sector loans.

Other expenses of $4,248,000 ($3,044,000 – 2004) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses on derivatives of $308,743,000 (net unrealized gains of $40,963,000 – 2004) were made up of:

	2005	2004
Unrealized(losses)gains on		
Borrowings related swaps	$ (55,522,000)	$(123,277,000)
Investments related swaps	(3,925,000)	(15,577,000)
Loan related swaps	258,000	(2,012,000)
Embedded derivatives in structured borrowings	(241,700,000)	186,604,000
FX Forward	(3,548,000)	–
Amortization of the FAS 133 transition adjustment	(4,306,000)	(4,775,000)
Total	$(308,743,000)	$ 40,963,000

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2005 and 2004, ADB had the following receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities.

	2005	2004
Amounts receivable from:		
Asian Development Fund (Note M)	$ 32,064,000	$ 24,994,000
Technical Assistance Special Fund	-	51,000
Japan Special Fund	109,000	50,000
Asian Development Bank Institute Special Fund	177,000	186,000
Staff Retirement Plan	584,000	1,015,000
Agency Trust Funds (net)	–	808,000
Total	$ 32,934,000	$ 27,104,000
Amounts payable to:		
Technical Assistance Special Fund	$ 24,000	$ –
Agency Trust Funds (net)	328,000	–
Total	$ 352,000	$ –

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and

are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2006 amounts to $66,287,000 ($64,020,000 – 2004) representing ADB's contributions of $20,627,000 ($19,734,000 – 2004), based on budgeted contribution rate of 16% (16% - 2004), participants' mandatory contributions of $12,025,000 ($11,507,000 – 2004) and discretionary contributions of $33,635,000 ($32,779,000 – 2004).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2005 and 2004, the breakdown of the fair value of plan assets held is as follows:

	2005		2004	
	Amount	**Percentage**	**Amount**	**Percentage**
Equity Securities				
US	$ 471,767,000		$ 441,188,000	
Non-US	300,554,000		247,264,000	
	772,321,000	71.4%	688,452,000	70.1%
Fixed Income Securities	299,334,000	27.7	236,099,000	24.1
Other Assets (Liabilities) – net	9,478,000	0.9	56,733,000	5.8
Total	$1,081,133,000	100.0%	$ 981,284,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2005 the net return on the Plan assets was 8.0% (11.1% - 2004). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2005 and 2004

The following table sets forth the pension and postretirement medical benefits at 31 December 2005 and 2004:

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,111,357,000	$ 975,471,000	$ 173,874,000	$ 149,181,000
Service cost	35,993,000	32,952,000	8,112,000	6,930,000
Interest cost	68,057,000	62,290,000	10,823,000	9,672,000
Participants' contributions	43,495,000	40,732,000	–	–
Actuarial loss	12,203,000	37,256,000	(43,783,000)	10,191,000
Amendments	–	–	80,480,000	–
Benefits paid	(44,652,000)	(37,344,000)	(2,168,000)	(2,100,000)
Benefit obligation at end of year	$1,226,453,000	$1,111,357,000	$ 227,338,000	$ 173,874,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 981,284,000	$ 858,593,000	$ –	$ –
Actual return on plan assets	81,916,000	102,393,000	–	–
Employer's contribution	19,090,000	16,910,000	2,168,000	2,100,000
Plan participants' contributions	43,495,000	40,732,000	–	–
Benefits paid	(44,652,000)	(37,344,000)	(2,168,000)	(2,100,000)
Fair value of plan assets at end of year	$1,081,133,000	$ 981,284,000	$ -	$ -
Funded status	$(145,320,000)	$(130,073,000)	$(227,338,000)	$(173,874,000)
Unrecognized actuarial loss	97,825,000	92,302,000	130,580,000	53,588,000
Unrecognized prior service cost	24,121,000	28,359,000	(45,940,000)	(2,542,000)
Unrecognized transition obligation	–	–	–	479,000
Net amount recognized	$ (23,374,000)	$ (9,412,000)	$(142,698,000)	$(122,349,000)
Amounts recognized in the Balance sheet consist of:				
Accrued benefit liability	$ (52,426,000)	$ (48,197,000)	$(142,698,000)	$(122,349,000)
Intangible asset	24,121,000	28,359,000	N/A	N/A
Accumulated other comprehensive income	4,931,000	10,426,000	N/A	N/A
Net amount recognized	$ (23,374,000)	$ (9,412,000)	$(142,698,000)	$(122,349,000)
Weighted-average assumptions as of December 31				
Discount rate	5.75%	6.00%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.75%	5.00%	4.75%	5.00%

NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2005 and 2004

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2005. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Components of net periodic benefit cost:				
Service cost	$ 35,993,000	$ 32,952,000	$ 8,112,000	$ 6,930,000
Interest cost	68,057,000	62,290,000	10,823,000	9,672,000
Expected return on plan assets	(75,822,000)	(71,317,000)	-	-
Amortization of prior service cost	4,238,000	4,238,000	(385,000)	(385,000)
Amortization of transition Obligation	–	(7,000)	479,000	2,409,000
Recognized actuarial (gain) loss	586,000	(73,000)	3,488,000	3,266,000
Net periodic benefit cost	$ 33,052,000	$ 28,083,000	$ 22,517,000	$ 21,892,000

The accumulated benefit obligation of the pension plan as of December 31, 2005 was $1,133,559,000 ($1,029,412,000 - 2004).

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 4,802,000	$ (3,647,000)
Effect on postretirement benefit obligation	46,241,000	(36,257,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2005:

	Pension Benefits	Postretirement Medical Benefits
2006	$48,163,000	$ 4,213,000
2007	52,207,000	4,995,000
2008	56,402,000	5,842,000
2009	59,367,000	6,729,000
2010	61,517,000	7,610,000
2011-2015	364,097,000	51,262,000

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2005 and 2004 are summarized as follows:

	2005		2004	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 81,662,000	$ 81,662,000	$ 76,405,000	$ 76,405,000
Investments (Note D)	11,112,757,000	11,112,757,000	10,690,095,000	10,690,095,000
Securities transferred under securities lending arrangement	2,770,965,000	2,770,965,000	2,040,302,000	2,040,302,000
Securities purchased under resale arrangement	1,118,748,000	1,118,748,000	1,330,948,000	1,330,948,000
Loans outstanding (Note E)	23,478,789,000	24,947,171,000	24,196,597,000	26,231,853,000
Equity investments (Note G)	404,975,000	404,975,000	257,437,000	257,437,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	172,966,000	100,974,000	207,181,000	134,641,000
Receivable from swaps - others (Note H)	1,582,337,000	1,582,337,000	1,567,602,000	1,567,602,000
Receivable from swaps - borrowings (Note H)	9,733,958,000	9,733,958,000	9,583,846,000	9,583,846,000
Future guarantee receivable	15,839,000	15,839,000	10,842,000	10,842,000
LIABILITIES:				
Borrowings (Note J)	24,660,637,000	24,960,951,000	24,186,126,000	25,238,996,000
Other liabilities				
Payable for swaps - others (Note H)	1,586,604,000	1,586,604,000	1,809,722,000	1,809,722,000
Payable for swaps - borrowings (Note H)	9,354,776,000	9,354,776,000	8,841,324,000	8,841,324,000
Guarantee liability	15,839,000	15,839,000	10,842,000	10,842,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2005		2004	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note E)	$1,107,048,000	$691,908,000	$1,254,101,000	$679,908,000

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of December 31, 2005, ADB has a significant concentration of credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $26,138,798,000 ($27,538,206,000 – 2004).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all securities, ADB manages credit risks by following the guidelines set forth in the Investment Authority. (See Note D.)

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure.

As of December 31, 2005, ADB had received collateral of $213,954,000 ($219,421,000 – 2004) in connection with the swap agreements. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE R—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund and the Pakistan Earthquake Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds,

based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB and are held in a separate investment portfolio which is not commingled with ADB's funds, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2005 and 2004 is as follows:

	2005		2004	
	Total Net Assets	No.of Funds	Total Net Assets	No.of Funds
Special Funds				
Asian Development Fund	$27,605,408,000	1	$29,571,195,000	1
Technical Assistance Special Fund	215,467,000	1	99,185,000	1
Japan Special Fund	177,661,000	1	178,116,000	1
Asian Development Bank Institute Special Fund	16,839,000	1	16,845,000	1
Asian Tsunami Fund	6,344,000	1	-	-
Pakistan Earthquake Fund	85,497,000	1	-	-
Subtotal	28,107,216,000	6	29,865,341,000	4
Trust Funds				
Funds administered by ADB	949,947,000	48	940,601,000	40
Funds not administered by ADB	8,684,000	2	9,472,000	2
Subtotal	958,631,000	50	950,073,000	42
Total	$29,065,847,000	56	$30,815,414,000	46

During the year ended December 31, 2005, a total of $2,297,000 ($1,303,000 - 2004) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."

NOTE S—VARIABLE INTEREST ENTITIES

As of December 31, 2005, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

FIN 46 does not require application to VIEs created before December 31, 2003, if after making exhaustive effort, it is unable to obtain the information necessary to (i) determine whether the entitiy is a VIE; (ii) determine whether the entity is variable interest entity's primary beneficiary, or (iii) perform accounting required to consolidate the variable interest entity for which it is determined to be the primary beneficiary. As of December 31, 2005, this applied to 14 private sector enterprises to which ADB issues loans and guarantees. ADB's maximum exposure to losses as a result of its involvement was $312.3 million and ADB recognized $19.1 million of income in 2005 with respect to these entities.

In addition, after reviewing its loan, equity investments, and guarantee portfolio, ADB has identified 4 investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB's total investment in these entities, comprising disbursed and committed but undisbursed balances, corresponded to the maximum exposure to loss totaling $95.2 million as of December 31, 2005. Based on the most recent available information from these VIEs, the assets of these VIEs totaled $347.2 million.